EXECUTION COPY

ARRANGEMENT AGREEMENT

TAHOE RESOURCES INC.

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1860927 ALBERTA LTD.

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RIO ALTO MINING LIMITED

February 9, 2015

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Definitions	1
1.2	Currency	17
1.3	Interpretation Not Affected by Headings	17
1.4	Knowledge	17
1.5	Extended Meanings, Etc.	18
1.6	Date of any Action	18
1.7	Schedules	18

ARTICLE 2
THE ARRANGEMENT

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Rio Alto	29
3.2	Representations and Warranties of Tahoe	56
3.3	Survival of Representations and Warranties	76

ARTICLE 4
COVENANTS

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ARTICLE 5
ADDITIONAL AGREEMENTS

5.1	Acquisition Proposals	90
5.2	Expenses and Termination Fee	94

ARTICLE 6
TERMINATION

6.1	Termination	96
6.2	Void upon Termination	98
6.3	Notice and Cure Provisions	99

ARTICLE 7
CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent	99
7.2	Additional Conditions Precedent to the Obligations of Rio Alto	100
7.3	Additional Conditions Precedent to the Obligations of Tahoe	101

ARTICLE 8
GENERAL

Schedule A	-	Form of Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Share Issuance Resolution

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of February 9, 2015

BETWEEN

TAHOE RESOURCES INC.,
a corporation incorporated under the laws of the
Province of British Columbia (“Tahoe”)

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1860927 ALBERTA LTD.,
a corporation incorporated under the laws of the
Province of Alberta (“Subco”)

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RIO ALTO MINING LIMITED
a corporation continued under the laws of the
Province of Alberta (“Rio Alto”).

WHEREAS Tahoe proposes to acquire all of the outstanding securities of Rio Alto pursuant to the Arrangement, as provided in this Agreement;

AND WHEREAS the Rio Alto Board (as defined herein) has unanimously determined that the Arrangement is fair, from a financial point of view, to the Rio Alto Shareholders (as defined herein) and that the Arrangement is in the best interests of Rio Alto and has unanimously resolved, subject to the terms of this Agreement, to recommend that the Rio Alto Shareholders vote in favour of the Arrangement Resolution;

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith:

“ABCA” means the Business Corporations Act (Alberta) RSA 2000, c B-9, as amended;

“Acceptable Confidentiality Agreement” means the confidentiality agreement between Rio Alto and a third party other than Tahoe: (i) that is entered into in accordance with Section 5.1(c) hereof; (ii) that contains confidentiality restrictions that are no less favourable to Rio Alto than those set out in the Confidentiality Agreement; (iii) that contains a standstill provision that has a duration of at least one year and only permits the third party to, either alone or jointly with others, to make an Acquisition Proposal to the Rio Alto Board that is not publicly announced; and (iv) that identifies the number of Rio Alto Shares currently owned by the third party;

“Acquisition Agreement” means any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Acquisition Proposal but does not include an Acceptable Confidentiality Agreement;

“Acquisition Proposal” means, excluding the Arrangement and the other transactions contemplated by this Agreement and any transaction involving only Rio Alto, after the date of this Agreement whether or not in writing, any:

(a)

bona fide proposal inquiry or offer with respect to: (i) any direct or indirect acquisition by any person or group of persons of Rio Alto Shares (or securities convertible into or exchangeable or exercisable for Rio Alto Shares) representing 20% or more of the Rio Alto Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Rio Alto Shares); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination in respect of Rio Alto or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of Rio Alto and/or any interest in one or more of its subsidiaries (including shares or other equity interests of subsidiaries) that are or that hold the Material Properties or that individually or in the aggregate constitute or hold 20% or more of the fair market value of the assets of Rio Alto (or any lease, license, royalty, joint venture, long -term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions,

(b)	public announcement of or of an intention, to do any of the foregoing, or

(c)

modification or proposed modification of any such proposal, inquiry or offer, in each case whether by plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving Rio Alto or any of its subsidiaries;

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act;

“Agreement” means this Agreement (including the Schedules attached hereto and the Rio Alto Disclosure Letter and the Tahoe Disclosure Letter) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

“Alternative Transaction” has the meaning ascribed thereto in Section 4.3(b);

“Annual Financial Statements” means the audited financial statements of Rio Alto as at, and for the years ended, December 31, 2013 and December 31, 2012 (including the notes thereto and the reports by Rio Alto’s auditors thereon);

“Arrangement” means an arrangement under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as amended from time to time in accordance with its terms;

“Arrangement Resolution” means the resolution to be considered and, if thought fit, passed by the Rio Alto Shareholders at the Rio Alto Meeting to approve the Arrangement, to be substantially in the form and content of Schedule B hereto;

“Articles of Arrangement” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, by any Governmental Authority and includes any Environmental Permit;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia, Calgary, Alberta or in Toronto, Ontario are authorized or required by applicable Law to be closed;

“BVL” means Bolsa de Valores de Lima S.A.;

“Change of Recommendation” has the meaning ascribed thereto in Section 6.1(c)(i);

“Circular” means the notice of meeting and accompanying information circular (including all schedules, appendices and exhibits thereto) to be sent to the Rio Alto Shareholders in connection with the Rio Alto Meeting, including any amendments or supplements thereto;

“Claim” means (i) any suit, action, dispute, investigation, claim, arbitration, order, summons, citation, directive, ticket, charge, demand or prosecution, whether legal or administrative; or (ii) any appeal or application for review; at Law or in equity or by any Governmental Authority;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“commercially reasonable efforts” with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without payment or incurrence of any liability or obligation, other than reasonable expenses;

“Confidentiality Agreement” means the confidentiality agreement dated as of September 24, 2014 between Rio Alto and Tahoe;

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each Rio Alto Share that is issued and outstanding immediately prior to the Effective Time, comprising a combination of 0.227 of a Tahoe Share and $0.001 in cash;

“Consideration Shares” means the Tahoe Shares to be issued pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party, or any of its subsidiaries, is a party or by which a Party, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Rio Alto Shares for the Consideration in connection with the Arrangement;

“Diligence Information” means the documents provided or made available to Tahoe by Rio Alto following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Dissenting Rio Alto Shareholder” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Date” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Eligible Holder” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Employment Agreements” means the employment agreements, consulting agreements and other agreements listed in Section 2.14 of the Rio Alto Disclosure Letter;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health and safety, and any other environmental medium or natural resource);

“Environmental Approvals” means all permits, certificates, licences, consents, orders, grants, instructions, registrations, directions, approvals, waivers, exemptions or other authorizations issued or required by, or program participation requirements with or from, any Governmental Authority pursuant to any Environmental Law;

“Environmental Laws” means applicable Laws aimed at or relating to reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances, including ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of Hazardous Substances;

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Authority under any Environmental Laws;

“Escobal Mine” means Tahoe’s 100% interest in the silver-gold-lead-zinc deposit, located in the municipality of San Rafael las Flores, department of Santa Rosa;

“Final Order” means the order of the Court approving the Arrangement under Section 193(9) of the ABCA, in form and substance acceptable to Rio Alto and Tahoe, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Rio Alto and Tahoe, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Rio Alto and Tahoe, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Financial Advisor to Rio Alto” means GMP Securities L.P.;

“Financial Advisors to Tahoe” means BMO Capital Markets and Raymond James Ltd.;

“Financial Advisor to the Special Committee” means Scotia Capital Inc.;

“Financial Statements” means, collectively, the Annual Financial Statements and the Interim Financial Statements;

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, NYSE, BVL or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“Hazardous Substances” means any chemical, material or other substance in any form, whether solid, liquid or gaseous or any combination thereof, whether waste material, raw material, finished product, intermediate product or by-product, that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, corrosive, explosive, infectious, carcinogenic or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environment Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material;

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

“Indemnified Parties” has the meaning ascribed thereto in Section 4.8(a);

“Interim Financial Statements” means the unaudited condensed financial statements of Rio Alto as at, and for the three and nine months ended September 30, 2014 and September 30, 2013 (including the notes thereto);

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court as contemplated by Section 2.2(a), after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and the Replacement Options issued or deemed to be issued pursuant to the Arrangement, in form and substance acceptable to Rio Alto and Tahoe, each acting reasonably, providing for, among other things, the calling and holding of the Rio Alto Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Rio Alto and Tahoe, each acting reasonably;

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which Rio Alto directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of Rio Alto, and any subsidiary of any such entity;

“La Arena Gold Oxide Mine” means the gold oxide mine located on the La Arena Project;

“La Arena Project” means Rio Alto’s 100% interest in the mineral rights and interests to explore and exploit minerals from the mining concessions located in northern Peru held by La Arena S.A., which host the La Arena Gold Oxide Mine and the La Arena Sulphide Project;

“La Arena Sulphide Project” means the copper-gold sulphide project located within the La Arena Project;

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Litigation” has the meaning ascribed thereto in Section 4.1(l);

[Redacted to protect sensitive confidential information].

“Material Properties” means the La Arena Project and the Shahuindo Project, as described in Rio Alto Disclosure Letter;

“material fact” has the meaning attributed to such term under the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning attributed to such term under the Securities Act;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(m)(iv);

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NYSE” means the New York Stock Exchange;

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances of such case in the context of the provisions of this Agreement;

“Outside Date” means April 30, 2015 or such later date as may be agreed to in writing by the Parties;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Peruvian Corporate Right of First Refusal” means the right of first refusal of the shareholders of a Peruvian company and of the Peruvian company itself in respect of shares of such Peruvian company, as provided for in the Peruvian General Corporate Act and the by-laws of the relevant Peruvian company.

“Peruvian Corporate Pre-Emptive Rights” means the right of the shareholders of a Peruvian company to subscribe new shares issued by such Peruvian company pro rata to their existing interest therein, as provided for in the Peruvian General Corporate Act.

“Peruvian General Corporate Act” means the Peruvian Ley 26887 – Ley General de Sociedades, as amended.

“Peruvian Securities Market Act” means the Peruvian Decreto Legislativo 861 – Ley del Mercado de Valores, as restated by Decreto Supremo 093-2002-EF and amended, and the regulations promulgated thereunder.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A hereto, as amended, modified or supplemented from time to time in accordance with Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of Rio Alto and Tahoe, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed to it in Section 4.9;

“Proceedings” has the meaning ascribed thereto in Section 3.1(o);

“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

“Regulatory Approvals” means rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities;

“Release” means any release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Replacement Options” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors);

“Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Rio Alto Balance Sheet” has the meaning ascribed thereto in Section 3.1(j);

“Rio Alto Benefit Plans” has the meaning ascribed thereto in Section 3.1(cc);

“Rio Alto Board” means the board of directors of Rio Alto;

“Rio Alto Budget” means the budget of Rio Alto for the period January 1, 2015 to December 31, 2015 attached to the Rio Alto Disclosure Letter;

“Rio Alto Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by Rio Alto and delivered to Tahoe prior to the execution of this Agreement;

“Rio Alto Disclosure Record” means all documents filed by or on behalf of Rio Alto on the System for Electronic Document Analysis Retrieval (“SEDAR”) since January 1, 2013 and prior to the date hereof that are publicly available on the date hereof;

“Rio Alto Fairness Opinion” means the opinion of the Financial Advisor to Rio Alto to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Rio Alto Shareholders under the Arrangement is fair, from a financial point of view, to the Rio Alto Shareholders;

“Rio Alto Group” means collectively, Rio Alto and each of its subsidiaries and their affiliates;

“Rio Alto Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), prospects or financial condition of Rio Alto, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Rio Alto Material Adverse Effect:

(d)	changes, developments or conditions in or relating to general international, Peruvian or Canadian, political, economic or financial or capital market conditions;

(e)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(f)	changes or developments affecting the global mining industry in general;

(g)	any changes in the price of gold;

(h)	any generally applicable changes in IFRS; or

(i)	a change in the market price of the Rio Alto Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (c) above shall not apply to the extent that any result, fact, change, effect, event, circumstance, occurrence or development referred to therein relate primarily to (or have the effect of relating primarily to) Rio Alto or disproportionately adversely affect Rio Alto in comparison to other persons who operate in the gold mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Rio Alto Material Adverse Effect has occurred;

“Rio Alto Material Contract” has the meaning ascribed thereto in Section 3.1(y)(i);

“Rio Alto Meeting” means the special meeting of the Rio Alto Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Rio Alto Mineral Rights” has the meaning ascribed thereto in Section 3.1(r)(ii);

“Rio Alto Optionholder” means a holder of one or more Rio Alto Options;

“Rio Alto Options” means, at any time, options to acquire Rio Alto Shares granted pursuant to the Rio Alto Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

“Rio Alto Option Plan” means the stock option plan of Rio Alto last approved by the Rio Alto Shareholders on May 12, 2014;

“Rio Alto Properties” means any and all real properties in which Rio Alto or any of its subsidiaries owns or holds any right, title or interest, as disclosed in Section 1(a) of the Rio Alto Disclosure Letter, including the Material Properties;

“Rio Alto Real Property Interests” has the meaning ascribed thereto in Section 3.1(r)(i);

“Rio Alto Senior Management” means the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Vice President Operations, Vice President Social & Legal and the General Manager of La Arena SA;

“Rio Alto Shareholder” means a holder of one or more Rio Alto Shares;

“Rio Alto Shareholder Approval” has the meaning ascribed thereto in Section 2.4(e);

“Rio Alto Shareholder Rights Plan” means the Rio Alto Shareholder Rights Plan Agreement dated as of August 26, 2010, as approved by Rio Alto Shareholders on May 31, 2013, made between Rio Alto and Olympia Trust Company;

“Rio Alto Shares” means the common shares without par value in the capital of Rio Alto;

“Rio Alto Special Committee” means the Special Committee established by the Rio Alto Board in connection with the transactions contemplated by this Agreement;

“Rio Alto Support Agreements” means the voting and support agreements dated February 9, 2015 and made between Tahoe and the officers and directors of Rio Alto and other voting and support agreements that may be entered into after the date hereof by Tahoe and other Rio Alto Shareholders, which agreements provide that such shareholders shall, among other things, vote all Rio Alto Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Rio Alto Shares;

“Rio Alto Warrantholder” means a holder of one or more Rio Alto Warrants;

“Rio Alto Warrants” means the replacement common share purchase warrants of Rio Alto issued in August 2014 in connection with the SGC Acquisition, each currently exercisable to purchase one Rio Alto Share at a price of $2.39 until April 12, 2015;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

“Securities Authorities” means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada;

“Securities Laws” means the Securities Act, the U.S. Securities Act, the U.S. Exchange Act, all other applicable Canadian provincial and territorial securities Laws, all applicable state securities Laws in the United States. and the Peruvian Securities Market Act;

“SGC” means Shahuindo Gold Limited (formerly Sulliden Gold Corporation Ltd.);

“SGC Acquisition” means the acquisition by Rio Alto of all of the issued and outstanding shares of SGC completed on August 5, 2014;

“SGC Optionholder” means a holder of one or more SGC Options;

“SGC Options” means, at any time, options to acquire Rio Alto Shares granted pursuant to the SGC Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

“SGC Option Plan” means the stock option plan of SGC last approved by the shareholders of SGC on October 6, 2011;

“Shahuindo Project” means Rio Alto’s 100% interest in the low-cost heap leach gold-silver project located in the district of Cachachi, province of Cajabamba, department of Cajamarca, Peru;

“Share Issuance Resolution” means the ordinary resolution of the shareholders of Tahoe approving the issuance of the Consideration Shares (including any Tahoe Shares issuable upon the exercise of any Rio Alto Options, SGC Options and Rio Alto Warrants following completion of the Arrangement), either in writing or at the Tahoe Meeting substantially in the form and content of Schedule C;

“Special Committee Fairness Opinion” means the opinion of the Financial Advisor to the Rio Alto Special Committee to the effect that, as of the date of such opinion, and based upon the assumptions, limitations, and qualifications set forth therein, the Consideration to be received by the Rio Alto Shareholders under the Arrangement is fair, from a financial point of view, to the Rio Alto Shareholders;

“subsidiary” means, with respect to a specified entity, any:

(a)

corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)

partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Sulliden Settlement Agreements” means means the February 2009 settlement agreements entered into between SGC, Shahuindo S.A.C. and certain entities which settled all outstanding issues in the disputes and litigation surrounding the Shahuindo Project and which secured SGC’s ownership of the Shahuindo Project;

“SUNAT” means Superintendencia Nacional de Aduanas y de Administración Tributaria.

“Superior Proposal” means a bona fide Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” in the definition of “Acquisition Proposal” shall be changed to “100%”) made in writing on or after the date of this Agreement by a third party or parties acting jointly (other than Tahoe and its affiliates) that did not result from a breach of Article 5 and which or in respect of which:

(a)

the Rio Alto Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal (including time to completion and shareholder vote requirements), if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Rio Alto Shareholders from a financial point of view than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by Tahoe pursuant to Section 5.1(f));

(b)	if it relates to the acquisition of outstanding Rio Alto Shares the consideration paid for the Rio Alto Shares is made available to all of the Rio Alto Shareholders on the same terms and conditions;

(c)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d)	is not subject to any due diligence condition;

(e)

the Rio Alto Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

(f)

in the event that Rio Alto does not have the financial resources to pay the Termination Fee, the terms of such Acquisition Proposal provide that the person making such Superior Proposal shall advance or otherwise provide Rio Alto the cash required for Rio Alto to pay the Termination Fee and such amount shall be advanced or provided on or before the date such Termination Fee becomes payable; and

(g)	failure to recommend such Acquisition Proposal to the Rio Alto Shareholders would be inconsistent with the Rio Alto Board’s fiduciary duties under applicable Law;

“Superior Proposal Notice Period” has the meaning ascribed thereto in Section 5.1(f)(ii);

“Supporting Rio Alto Shareholders” means the persons who are party to the Rio Alto Support Agreements, other than Tahoe;

“Surviving Corporation” means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of Rio Alto with or into one or more other entities (pursuant to a statutory procedure or otherwise);

“Tahoe Annual Financial Statements” means the audited financial statements of Tahoe as at, and for the years ended, December 31, 2013 and December 31, 2012 (including the notes thereto the reports by the Tahoe’s auditors thereon);

“Tahoe Balance Sheet” has the meaning ascribed thereto in Section 3.2(k);

“Tahoe Board” means the board of directors of Tahoe;

“Tahoe Circular” means, if required in accordance with the terms of this Agreement and the requirements of the TSX, the notice of meeting and accompanying information circular (including all schedules, appendices and exhibits thereto) to be sent to the shareholders of Tahoe in connection with the Tahoe Meeting, including any amendments or supplements thereto;

“Tahoe Deferred Share Awards” means, at any time, the deferred share awards to acquire Tahoe Shares granted pursuant to the Tahoe Incentive Plans which are, at such time, outstanding and unexercised, whether or not vested;

“Tahoe Diligence Information” means the documents provided or made available to Rio Alto by Tahoe following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement;

“Tahoe Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by Tahoe and delivered to Rio Alto prior to the execution of this Agreement;

“Tahoe Disclosure Record” means all documents filed by or on behalf of Tahoe on SEDAR since January 1, 2013 and prior to the date hereof that are publicly available on the date hereof;

“Tahoe Fairness Opinion” means the opinions of each of the Financial Advisors to Tahoe to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration under the Arrangement is fair, from a financial point of view, to the shareholders of Tahoe;

“Tahoe Financial Statements” means, collectively, the Tahoe Annual Financial Statements and the Tahoe Interim Financial Statements;

“Tahoe Group” means collectively, Tahoe and each of its subsidiaries;

“Tahoe Incentive Plans” means the Share Option and Incentive Share Plan originally adopted on April 21, 2010 and subsequently amended and restated effective on March 7, 2013;

“Tahoe Interim Financial Statements” means the unaudited condensed financial statements of Tahoe as at, and for the nine months ended September 30, 2014 and September 30, 2013 (including the notes thereto);

“Tahoe Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), prospects or financial condition of Tahoe provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Tahoe Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general international, Guatemalan or Canadian, political, economic or financial or capital market conditions;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global mining industry in general;

(d)	any changes in the price of silver;

(e)	any generally applicable changes in IFRS; or

(f)	a change in the market price of the Tahoe Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (c) above shall not apply to the extent that any result, fact, change, effect, event, circumstance, occurrence or development referred to therein relate primarily to (or have the effect of relating primarily to) Tahoe or disproportionately adversely affect Tahoe in comparison to other persons who operate in the silver mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Tahoe Material Adverse Effect has occurred;

“Tahoe Material Contract” has the meaning ascribed thereto in Section 3.2(aa);

“Tahoe Meeting” means the special meeting of the shareholders of Tahoe, including any adjournment or postponement thereof, to be called and held for the purpose of considering and, if thought fit, approving the Share Issuance Resolution;

“Tahoe Mineral Rights” has the meaning ascribed thereto in Section 3.2(s)(ii);

“Tahoe Options” means, at any time, options to acquire Tahoe Shares granted pursuant to the Tahoe Incentive Plans which are, at such time, outstanding and unexercised, whether or not vested;

“Tahoe Properties” means any and all real properties in which Tahoe or any of its subsidiaries owns or holds any right, title or interest, namely, the Escobal Mine;

“Tahoe Real Property Interests” has the meaning ascribed thereto in Section 3.2(s)(i);

“Tahoe Restricted Share Awards” means, at any time, the restricted share awards to acquire Tahoe Shares granted pursuant to the Tahoe Incentive Plans which are, at such time, outstanding and unexercised, whether or not vested;

“Tahoe Senior Management” means the Chief Executive Officer, the President and Chief Operating Officer, the Chief Financial Officer and the General Manager of Minera San Rafael S.A.;

“Tahoe Share Appreciation Rights” means the share appreciation rights granted pursuant to the Tahoe Share Appreciation Rights Plan which are, at such time, outstanding and unexercised, whether or not vested;

“Tahoe Share Appreciation Rights Plan” means the First Amended Share Appreciation Rights Plan adopted on March 12, 2014;

“Tahoe Shareholder Rights Plan” means the Amended and Restated Shareholder Rights Plan Agreement dated as of May 8, 2014 between Tahoe and Computershare Investor Services Inc.;

“Tahoe Shareholders’ Agreement” means the Second Amended and Restated Shareholders’ Agreement dated as of April 19, 2011 between Goldcorp Inc. and Tahoe;

“Tahoe Shareholder Approval” means the approval by the shareholders of Tahoe of the Share Issuance Resolutions (a) at the Tahoe Meeting, or (b) if permitted by the TSX, by written resolution of at least 50% of the Tahoe Shares in lieu of the Tahoe Meeting;

“Tahoe Shares” means common shares without par value in the capital of Tahoe;

“Tahoe Support Agreements” means the voting and support agreements dated February 9, 2015 and made between Tahoe and the principal shareholder of Tahoe, the officers and directors of Tahoe and other voting and support agreements that may be entered into after the date hereof by Tahoe and other holders of Tahoe Shares, which agreements provide that such shareholders shall, among other things, vote all Tahoe Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Share Issuance Resolution and not dispose of their Tahoe Shares;

“Tahoe Technical Report” has the meaning ascribed thereto in Section 3.2(x)(ii);

“Tax” or “Taxes” means all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valoram taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension (including Canada Pension Plan) payments, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

“Technical Reports” has the meaning ascribed thereto in Section 3.1(v)(ii);

“Termination Fee” has the meaning ascribed thereto in Section 5.2(b);

“Termination Fee Event” has the meaning ascribed thereto in Section 5.2(a);

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Treasury Regulations” means the treasury regulations under the Code.

1.2	Currency

Except where otherwise specified, all references to currency herein are to lawful money of Canada and “$” refers to Canadian dollars.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

1.4	Knowledge

Any reference in this Agreement to the “knowledge” of Rio Alto, means to the knowledge and information of Rio Alto Senior Management after making due inquiry regarding the relevant matter. Any reference in this Agreement to the “knowledge” of Tahoe, means to the knowledge and information of the Tahoe Senior Management after making due inquiry regarding the relevant matter.

1.5	Extended Meanings, Etc.

Unless the context otherwise requires, words importing the singular number only include the plural and vice versa; words importing any gender include all genders. The terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified, supplemented or consolidated, including, in the case of Contracts or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws, and all attachments thereto and instruments incorporated therein and, in the case of statutory Laws, all rules and regulations made thereunder.

1.6	Date of any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.7	Schedules

The following are the Schedules to this Agreement:

Schedule A	-	Form of Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C		Share Issuance Resolution

ARTICLE 2
THE ARRANGEMENT

2.1	The Arrangement

(a)

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement pursuant to which (among other things) each Rio Alto Shareholder, (other than those Rio Alto Shareholders who have validly exercised their dissent rights) shall receive the Consideration. On or prior to the Effective Date, the Articles of Arrangement shall be filed with the Registrar . From and after the Effective Time, the steps to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement. The closing of the transactions contemplated hereby and by the Plan of Arrangement will take place at 10:00 a.m. (Vancouver time) on the Effective Date at the offices in Vancouver, British Columbia of Cassels Brock & Blackwell LLP, or at such other time on the Effective Date or such other place as may be agreed to by the Parties.

Subject to the satisfaction or waiver (subject to applicable Laws) of the last of the conditions set forth in Article 7 hereof (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), the Arrangement shall be effective at the Effective Time on the Effective Date.

(b)

Subject to compliance with applicable Securities Laws and any other applicable securities Laws, immediately after the execution of this Agreement, or such later time prior to the next opening of markets in Toronto as is agreed to by Tahoe and Rio Alto, the Parties will issue a joint news release announcing the entering into of this Agreement, the support of each of the Tahoe Board and the Rio Alto Board (including the voting intentions of the directors and officers of each of Tahoe and Rio Alto, and the principal shareholder of Tahoe) and the recommendation of each of the Tahoe Board and the Rio Alto Board to the respective shareholders to vote in favour of the Share Issuance Resolution and the Arrangement Resolution, respectively, which news release shall be satisfactory in form and substance to each of Tahoe and Rio Alto, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws and any other applicable securities Laws.

2.2	Implementation Steps by Rio Alto

Rio Alto covenants in favour of Tahoe that, subject to the terms of this Agreement, Rio Alto will:

(a)

as soon as reasonably practicable after the execution of this Agreement and, in any event, not later than February 27, 2015, apply to, and have the hearing for the Interim Order before, the Court pursuant to Section 193(4) of the ABCA for the Interim Order in a manner and form acceptable to Tahoe, acting reasonably, and thereafter proceed with such application and diligently pursue obtaining the Interim Order;

(b)

lawfully convene and hold the Rio Alto Meeting in accordance with the Interim Order, Rio Alto’s articles and by-laws and applicable Laws, as soon as reasonably practicable after the Interim Order is issued and, in any event, not later than March 30, 2015, for the purpose of having the Rio Alto Shareholders consider the Arrangement Resolution, and will not, unless Tahoe otherwise consents in writing, adjourn, postpone or cancel the Rio Alto Meeting or propose to do any of the foregoing except:

(i)	for an adjournment as required for quorum purposes or by applicable Law; or

(ii)	as required under Section 5.1(h) or Section 6.3;

provided, however, that, if the Rio Alto Meeting is scheduled to occur during a Superior Proposal Notice Period, upon the request of Tahoe, Rio Alto shall, adjourn or postpone the Rio Alto Meeting to (i) a date specified by Tahoe that is not later than six Business Days after the date on which the Rio Alto Meeting was originally scheduled to be held, or (ii) if Tahoe does not specify such date to the sixth Business Day after the date on which the Rio Alto Meeting was originally scheduled to be held;

(c)

solicit from the Rio Alto Shareholders proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without Tahoe’s consent) to hinder or delay the Arrangement Resolution and the completion of the transactions contemplated by this Agreement including, if so requested by Tahoe, using the services of proxy solicitation agents recommended by Tahoe, and acting reasonably in accepting Tahoe’s recommendation with respect to any such agent or agents, and cooperating with any persons engaged by Tahoe, to solicit proxies in favour of the approval of the Arrangement Resolution, recommend to all Rio Alto Shareholders that they vote in favour of the Arrangement Resolution, and take all other actions that are reasonably necessary or desirable to obtain the approval of the Arrangement by the Rio Alto Shareholders, and (i) permit Tahoe to assist and participate in all calls, meetings with such proxy solicitation agent, (ii) provide Tahoe with all information distributions or updates from the proxy solicitation agent, (iii) consult with, and consider any suggestions from, Tahoe with regards to the proxy solicitation agent, and (iv) consult with Tahoe and keep Tahoe apprised, with respect to such solicitation and other actions;

(d)

advise Tahoe as reasonably requested, and on a daily basis commencing 10 Business Days prior to the Rio Alto Meeting, as to the aggregate tally of the proxies and votes received in respect of the Rio Alto Meeting and all matters to be considered at the Rio Alto Meeting;

(e)	promptly provide Tahoe with any notice relating to the Rio Alto Meeting and allow Representatives of Tahoe to attend the Rio Alto Meeting;

(f)

subject to obtaining such approvals as are required by the Interim Order, as soon as reasonably practicable after the Rio Alto Meeting and, in any event, not later than three Business Days thereafter, apply to the Court pursuant to Section 193(9) of the ABCA for the Final Order in a manner and form acceptable to Tahoe, acting reasonably, and thereafter proceed with such application and diligently pursue obtaining the Final Order, and, if at any time after the issuance of the Final Order and on or before the Effective Date, Rio Alto is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it will do so after prior notice to, and in consultation and cooperation with, Tahoe; and

(g)

subject to obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 hereof (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, send to the Registrar under the ABCA, for endorsement and filing by the Registrar, the Articles of Arrangement and such other documents as may be necessary to give effect to the Arrangement.

2.3	Implementation Steps by Tahoe

Tahoe covenants in favour of Rio Alto that, subject to the terms of this Agreement, Tahoe will:

(a)

cooperate with, assist and consent to Rio Alto seeking the Interim Order and the Final Order and, subject to Rio Alto obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 hereof (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement and carry out the terms of the Plan of Arrangement applicable to each of them prior to the Outside Date.

(b)

lawfully convene and hold the Tahoe Meeting in accordance with Tahoe’s articles and by-laws and applicable Laws, as soon as reasonably practicable and, in any event, not later than March 30, 2015, for the purpose of having the shareholders of Tahoe consider the Share Issuance Resolution and will not, unless Rio Alto otherwise consents in writing, adjourn, postpone or cancel the Tahoe Meeting or propose to do any of the foregoing except for an adjournment as required for quorum purposes or by applicable Law. Rio Alto and Tahoe agree to use their commercially reasonably efforts to schedule the Rio Alto Meeting and the Tahoe Meeting to occur on or about the same day; and

(c)

solicit from the shareholders of Tahoe proxies in favour of the approval of the Share Issuance Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks to hinder or delay the Share Issuance Resolution and the completion of the transactions contemplated by this Agreement including using the services of proxy solicitation agents to solicit proxies in favour of the approval of the Share Issuance Resolution, recommend to all shareholders of Tahoe that they vote in favour of the Share Issuance Resolution, and take all other actions that are reasonably necessary or desirable to obtain the approval of the Share Issuance Resolution by the shareholders of Tahoe;

(d)

advise Rio Alto as reasonably requested, and on a daily basis commencing 10 Business Days prior to the Tahoe Meeting, as to the aggregate tally of the proxies and votes received in respect of the Tahoe Meeting and all matters to be considered at the Tahoe Meeting;

(e)	promptly provide Rio Alto with any notice relating to the Tahoe Meeting and allow Representatives of Rio Alto to attend the Tahoe Meeting; and

(f)

Notwithstanding Section 2.3(b) and if so permitted by the TSX, the Parties agree that Tahoe may satisfy its obligations in Section 2.3(b) by obtaining written approval of the Share Issuance Resolution from holders of more than 50% of Tahoe Shares in lieu of calling and holding the Tahoe Meeting as authorized and approved by the TSX.

2.4	Interim Order

The application referred to in Section 2.2(a) shall, unless Rio Alto and Tahoe otherwise agree, include a request that the Interim Order provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Rio Alto Meeting and for the manner in which such notice is to be provided;

(b)

for the record date for the purposes of determining the Rio Alto Shareholders entitled to receive notice of and vote at the Rio Alto Meeting (which date shall be fixed and published by Rio Alto in consultation with Tahoe);

(c)	that the Rio Alto Meeting may be adjourned or postponed from time to time by Rio Alto in accordance with the terms of this Agreement without the need for additional approval by the Court;

(d)

that the record date for the Rio Alto Shareholders entitled to receive notice of and to vote at the Rio Alto Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Rio Alto Meeting;

(e)

that the requisite approval of the Arrangement Resolution will be at least 66⅔% of the votes cast on the Arrangement Resolution by the Rio Alto Shareholders present in person or by proxy at the Rio Alto Meeting voting as a single class, with each Rio Alto Shareholder entitled to one vote for each Rio Alto Share held by such holder and, if required, a simple majority of the votes cast on the Arrangement Resolution excluding the votes for Rio Alto Shares required to be excluded under MI 61-101 (the “Rio Alto Shareholder Approval”);

(f)	that in all other respects, the terms, conditions and restrictions of Rio Alto’s constating documents, including quorum requirements and other matters shall apply with respect to the Rio Alto Meeting;

(g)

that the Parties intend to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act, subject to and conditioned on the Court’s determination that the Arrangement is substantially and procedurally fair and reasonable to Rio Alto Shareholders. Rio Alto Optionholders and SGC Optionholders;

(h)	for the grant of Dissent Rights to the Rio Alto Shareholders who are registered holders of Rio Alto Shares as contemplated in the Plan of Arrangement;

(i)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(j)	that, in all other respects, the terms, restrictions and conditions of the constating documents of Rio Alto shall apply in respect of the Rio Alto Meeting;

and, subject to the consent of Rio Alto (such consent not to be unreasonably withheld or delayed) Rio Alto shall also request that the Interim Order provide for such other matters as Tahoe may reasonably require.

2.5	Circulars

(a)      Rio Alto Meeting. Subject to Tahoe complying with Section 2.5(d), Rio Alto will, in consultation with Tahoe:

(i)

as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Circular together with any other documents required by the ABCA and other applicable Laws in connection with the approval of the Arrangement Resolution by the Rio Alto Shareholders at the Rio Alto Meeting; and

(ii)

as soon as reasonably practicable after the issuance of the Interim Order, cause the Circular to be sent to the Rio Alto Shareholders in compliance with the accelerated timing contemplated by Section 2.20 of National Instrument 54- 101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” and filed as required by the Interim Order and applicable Laws.

(b)     Rio Alto shall ensure that the Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Circular (including with respect to any information incorporated therein by reference) will not contain a misrepresentation (other than in each case with respect to any information furnished by Tahoe) and will provide the Rio Alto Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Rio Alto Meeting.

(c)      Rio Alto and Tahoe will cooperate in the preparation, filing and mailing of the Circular. Rio Alto will provide legal counsel to Tahoe with a reasonable opportunity to review and comment on all drafts of the Circular and other documents related thereto prior to filing the Circular with applicable Governmental Authorities and printing and mailing the Circular to the Rio Alto Shareholders and will give reasonable consideration to such comments. All information relating solely to Tahoe included in the Circular shall be provided by Tahoe in accordance with Section 2.5(d) and shall be in form and content satisfactory to Tahoe, acting reasonably, and the Circular will include a copy of the Rio Alto Fairness Opinion and the Special Committee Fairness Opinion and a statement that the Rio Alto Board has unanimously determined that the Arrangement is fair to the Rio Alto Shareholders, and it is in the best interests of Rio Alto and the unanimous recommendation of the Rio Alto Board that the Rio Alto Shareholders vote in favour of the Arrangement Resolution and the rationale for that recommendation and a statement that each director and executive officer of Rio Alto intends to vote all Rio Alto Shares (including any Rio Alto Shares issued upon the exercise of any securities convertible exercisable or exchangeable into Rio Alto Shares) held by him or her in favour of the Arrangement Resolution.

(d)      Tahoe will, in a timely manner, furnish Rio Alto with all such information regarding Tahoe as may reasonably be required to be included in the Circular pursuant to applicable Laws and any other documents related thereto.

(e)      Rio Alto and Tahoe will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Rio Alto only with respect to Rio Alto and in the case of Tahoe only with respect to Tahoe) that the Circular or any other document referred to in Section 2.5(d) contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, Rio Alto and Tahoe will cooperate with each other in the preparation, filing and dissemination of any required supplement or amendment to the Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

(f)      Rio Alto shall keep Tahoe fully informed in a timely manner of any requests or comments made by the Securities Authorities in connection with the Circular.

(g)      Tahoe Meeting. Subject to Rio Alto complying with Section 2.5(j), and if required by Section 2.3, Tahoe will:

(i)

as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Tahoe Circular together with any other documents required by the Business Corporations Act (British Columbia) and other applicable Laws in connection with the approval of the Share Issuance Resolution by the shareholders of Tahoe at the Tahoe Meeting; and

(ii)

cause the Tahoe Circular to be sent to the shareholders of Tahoe in compliance with the accelerated timing contemplated by Section 2.20 of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” and filed as required by applicable Laws.

(h)      Tahoe shall ensure that the Tahoe Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Tahoe Circular (including with respect to any information incorporated therein by reference) will not contain a misrepresentation (other than in each case with respect to any information furnished by Rio Alto) and will provide the shareholders of Tahoe with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Tahoe Meeting.

(i)      Rio Alto and Tahoe will cooperate in the preparation, filing and mailing of the Tahoe Circular. Tahoe will provide legal counsel to Rio Alto with a reasonable opportunity to review and comment on all drafts of the Tahoe Circular and other documents related thereto prior to filing the Tahoe Circular with applicable Governmental Authorities and printing and mailing the Tahoe Circular to the shareholders of Tahoe and will give reasonable consideration to such comments. All information relating solely to Rio Alto included in the Tahoe Circular shall be provided by Rio Alto in accordance with Section 2.5(j) and shall be in form and content satisfactory to Rio Alto, acting reasonably, and the Tahoe Circular will include a copy of the Tahoe Fairness Opinion and the unanimous recommendation of the Tahoe Board that the shareholders of Tahoe vote in favour of the Share Issuance Resolution and a statement that the principal shareholder of Tahoe and each director and executive officer of Tahoe intends to vote all Tahoe Shares held by it, him or her (including any Tahoe Shares issued upon the exercise of any securities convertible, exercisable or exchangeable into Tahoe Shares) in favour of the Share Issuance Resolution.

(j)      Rio Alto will, in a timely manner, furnish Tahoe with all such information regarding Rio Alto as may reasonably be required to be included in the Tahoe Circular pursuant to applicable Laws and any other documents related thereto.

(k)      Rio Alto and Tahoe will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Rio Alto only with respect to Rio Alto and in the case of Tahoe only with respect to Tahoe) that the Tahoe Circular or any other document referred to in Section 2.5(j) contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, Rio Alto and Tahoe will cooperate with each other in the preparation, filing and dissemination of any required supplement or amendment to the Tahoe Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

(l)      Tahoe shall keep Rio Alto fully informed in a timely manner of any requests or comments made by the Securities Authorities in connection with the Circular.

2.6	Court Proceedings

Rio Alto will provide Tahoe with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and will give reasonable consideration to such comments. Rio Alto will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. Subject to applicable Law, Rio Alto will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with Tahoe’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided, however, that nothing herein shall require Tahoe to agree or consent to any increase or change in the consideration payable under the terms of the Plan of Arrangement or any modification or amendment to such filed or served materials that expands or increases Tahoe’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. In addition, Rio Alto will not object to legal counsel to Tahoe making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Rio Alto or its legal counsel is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. Rio Alto will also provide Tahoe on a timely basis with copies of any notice of appearance and evidence or other documents served on Rio Alto or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether or not in writing, received by Rio Alto or its legal counsel indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.7	Dissenting Rio Alto Shareholders

Rio Alto will give Tahoe prompt notice of receipt of any written notice of any dissent or purported exercise by any Rio Alto Shareholder of Dissent Rights, any withdrawal of such a notice, and any other instruments served pursuant to Dissent Rights and received by Rio Alto. Rio Alto shall not make any payment or settlement offer, or agree to any such settlement, or conduct any negotiations prior to the Effective Time with respect to any such dissent, notice or instrument unless Tahoe, acting reasonably, shall have given its written consent.

2.8	List of Securityholders

Upon the reasonable request from time to time of Tahoe, Rio Alto will provide Tahoe with lists (in both written and electronic form) of the registered Rio Alto Shareholders, Rio Alto Warrantholders, Rio Alto Optionholders and SGC Optionholders, together with their addresses and respective holdings of Rio Alto Shares, Rio Alto Warrants, Rio Alto Options and SGC Options, as applicable, lists of the names and addresses and holdings of all persons having rights (other than the Rio Alto Warrants, Rio Alto Options and SGC Options) issued or granted by Rio Alto to acquire or otherwise related to Rio Alto Shares and lists of non-objecting beneficial owners of Rio Alto Shares and participants in book-based nominee registers (such as CDS & Co.), together with their addresses and respective holdings of Rio Alto Shares. Rio Alto will from time to time require that its registrar and transfer agent furnish Tahoe with such additional information, including updated or additional lists of Rio Alto Shareholders, information regarding beneficial ownership of Rio Alto Shares and lists of holdings and other assistance as Tahoe may reasonably request.

2.9	Securityholder Communications

Rio Alto and Tahoe agree to cooperate in the preparation of presentations, if any, to any Rio Alto Shareholders or other securityholders of Rio Alto or the analyst community regarding the Arrangement, and Rio Alto agrees to consult with Tahoe in connection with any communications or meeting with Rio Alto Shareholders or other securityholders of Rio Alto or analysts that it may have, provided, however, that the foregoing shall be subject to Rio Alto’s overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules and if Rio Alto is required to make any such disclosure, it shall use its commercially reasonable efforts to give Tahoe a reasonable opportunity to review and comment thereon prior to its dissemination.

2.10	Payment of Consideration

Tahoe will, following receipt by Rio Alto of the Final Order and Regulatory Approvals, and prior to the filing by Rio Alto of the Articles of Arrangement, deposit in escrow with the Depositary sufficient Tahoe Shares and the requisite amount of cash to satisfy the aggregate Consideration payable pursuant to the Plan of Arrangement (other than payments to Rio Alto Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.11	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares issued, and all Replacement Options deemed to have been issued, on completion of the Arrangement to the Rio Alto Shareholders and to the holders of the Rio Alto Options and SGC Options, will be issued by Tahoe in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder and pursuant to exemptions from applicable state Securities Laws. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)

pursuant to Section 2.4(g) the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Interim Order;

(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the Arrangement to the Rio Alto Shareholders and to the holders of the Rio Alto Options and SGC Options;

(d)

Rio Alto will ensure that each Rio Alto Shareholder entitled to receive the Consideration on completion of the Arrangement, and each holder of Rio Alto Options and SGC Options who will be deemed to have exchanged such securities for Replacement Options, will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with the sufficient information necessary for them to exercise that right;

(e)

the Rio Alto Shareholders entitled to receive the Consideration will be advised that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Tahoe in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)

holders of Rio Alto Options and SGC Options who will be deemed to have exchanged such securities for Replacement Options will be advised that the Replacement Options have not been registered under the U.S. Securities Act and will be issued by Tahoe in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(g)

the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Rio Alto Shareholders and to the holders of the Rio Alto Options and SGC Options;

(h)

the Interim Order approving the Rio Alto Meeting will specify that each Rio Alto Shareholder and each holder of Rio Alto Options and SGC Options will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(i)	the Final Order shall include a statement to substantially the following effect:

(i)

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of the Tahoe Shares and the Replacement Options pursuant to the Plan of Arrangement.”

2.12	U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code and this Agreement and the Plan of Arrangement are intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code for purposes of Sections 354 and 361 of the Code. Each party hereto shall treat the Arrangement as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and shall treat this Agreement and the Plan of Arrangement as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Code, and shall not take any position on any Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct. Each Party hereto shall act in a manner that is consistent with the Parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.13	Adjustment to Consideration Regarding Distributions

If on or after the date hereof, Rio Alto declares, sets aside or pays any dividend or other distribution to the Rio Alto Shareholders of record as of a time prior to the Effective Time, Tahoe shall make such adjustments to the Consideration as it determines acting in good faith to be necessary to restore the original agreement of the parties in the circumstances. For greater certainty, if Rio Alto takes any of the actions referred to above, the aggregate consideration to be paid by Tahoe shall be decreased by an equivalent amount.

2.14	Employees and Change of Control Payments

(a)

The Parties agree that all change of control payments pursuant to the Employment Agreements that are payable as a result of the Arrangement are disclosed in Section 2.14 of the Rio Alto Disclosure Letter and shall be paid to the applicable executive officer, employee or consultant of Rio Alto entitled thereto in accordance with the schedule included in Section 2.14 of the Rio Alto Disclosure Letter, in exchange for the execution of full and final releases in respect of the change of control entitlements in favour of Rio Alto and in form and substance satisfactory to Tahoe, acting reasonably. To the extent that current agreements are not consistent with the information in Section 2.14 of the Rio Alto Disclosure Letter, Rio Alto covenants to amend such agreements or provide waivers where necessary to achieve consistency with the information in Section 2.14 of the Rio Alto Disclosure Letter.

(b)	Rio Alto shall be exclusively responsible and shall pay for any withholding obligations of Taxes pursuant to the Tax Act from any amounts paid for the payments contemplated in Section 2.14(a).

2.15	Withholding Taxes

Rio Alto, Tahoe and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Rio Alto Shareholder under the Plan of Arrangement (including any payment to Dissenting Rio Alto Shareholders) such amounts as Rio Alto, Tahoe or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law as counsel may advise is required to be so deducted and withheld by Rio Alto, Tahoe or the Depositary, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of Rio Alto, Tahoe or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Rio Alto Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Rio Alto

Except as specifically disclosed in Rio Alto Disclosure Letter (which shall make reference to the applicable section in respect of which such qualification is being made), Rio Alto represents and warrants to and in favour of Tahoe as follows and acknowledges that Tahoe is relying upon such representations and warranties in entering into this Agreement:

(a)

Organization and Qualification. Rio Alto was duly continued and is validly existing and in good standing under the ABCA, and has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted. Rio Alto is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary. True and complete copies of the constating documents of Rio Alto have been delivered or made available to Tahoe, and Rio Alto has not taken any action to amend or supersede such documents.

(b)	Subsidiaries.

(i)	Rio Alto does not have any subsidiaries except as listed herein below:

(A)	Rio Alto S.A.C., incorporated and existing under the Laws of the Republic of Peru;

(B)	Mexican Silver (Guernsey) Limited, incorporated and existing under the Laws of Guernsey;

(C)	Rio Alto Insurance Ltd., incorporated and existing under the Laws of Barbados;

(D)	La Arena S.A., incorporated and existing under the Laws of the Republic of Peru, and all of whose shares are beneficially owned, directly or indirectly by Mexican Silver (Guernsey) Limited;

(E)	Empresa de Energia Yamobamba S.A.C., incorporated and existing under the Laws of the Republic of Peru, and all of whose shares are beneficially owned, directly or indirectly by La Arena S.A.

(F)	Shahuindo Gold Limited incorporated and existing under the Laws of the Province of Ontario;

(G)	Shahuindo S.A.C., incorporated and existing under the Laws of the Republic of Peru and all of whose share are beneficially owned, directly or indirectly by Shahuindo Gold Limited;

(H)	Minera Sulliden Peru S.A.C, incorporated and existing under the Laws of the Republic of Peru and all of whose share are beneficially owned, directly or indirectly by Shahuindo S.A.C.;

(I)

Empresa Transmisora de Cajabamba S.A.C., incorporated and existing under the Laws of the Republic of Peru and all of whose share are beneficially owned, directly or indirectly by Shahuindo Gold Limited;

(J)	Sulliden Capital, S.A., incorporated and existing under the Laws of the Republic of Panama and all of whose share are beneficially owned, directly or indirectly by Shahuindo Gold Limited; and

(K)	Sulliden Minerals, S.A., incorporated and existing under the Laws of the Republic of Panama and all of whose share are beneficially owned, directly or indirectly by Shahuindo Gold.

(ii)	There are no non- profit legal entities in the Republic of Peru affiliated with, or under control of, Rio Alto except as listed herein below:

(A)	Asociación La Arena, a non- profit legal entity incorporated and existing under the Laws of the Republic of Peru; and

(B)	Desarrollo Agrícola del Norte, a non-profit legal entity incorporated and existing under the Laws of the Republic of Peru.

(iii)

Other than as disclosed in Section 3.1(b)(iii) of the Rio Alto Disclosure Letter, all of the outstanding shares in the capital of each of the subsidiaries are owned directly or indirectly by Rio Alto and are: (A) validly issued and fully-paid and all such shares are owned free and clear of all Liens of any kind or nature whatsoever; and (B) free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares, and no person has any right for the purchase of any interest in such shares or for the issue or allotment of any unissued shares or other securities of such subsidiaries, other than Peruvian Corporate Pre-Emptive Rights and Peruvian Corporate Right of First Refusal, as applicable.

(iv)

Each of Rio Alto’s subsidiaries is duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and each has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted.

(v)

Each of Rio Alto’s subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary. True and complete copies of the constating documents of each of Rio Alto’s subsidiaries have been delivered or made available to Tahoe, and neither Rio Alto nor any of its subsidiaries has taken any action to amend or supersede such documents.

(vi)

Other than the subsidiaries listed hereinabove and other than the investments in Santa Barbara Resources Inc. Sulliden Mining Capital Inc. and Duran Ventures Inc., each as disclosed in Section 3.1(b)(vi) of the Rio Alto Disclosure Letter, neither Rio Alto nor any of its subsidiaries owns any capital stock, or other equity interests in any person.

(c)

Authority Relative to this Agreement. Rio Alto has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement by Rio Alto and the consummation by Rio Alto of the transactions contemplated by this Agreement have been duly authorized by the Rio Alto Board, and no other corporate proceedings on the part of Rio Alto are necessary to authorize this Agreement other than the Rio Alto Shareholder Approval. This Agreement has been duly executed and delivered by Rio Alto and constitutes a valid and binding obligation of Rio Alto, enforceable by Tahoe against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(d)

Required Approvals and Consent. Other than the Interim Order, the Final Order, and the filing of the Certificate of Arrangement and Articles of Arrangement, such filings and other actions required under applicable Securities Laws or any other applicable securities Laws and the approvals of each of the TSX, the NYSE or the Frankfurt Stock Exchange, no Authorization, consent or approval of, or filing with, any Governmental Authority or other authority is necessary on the part of Rio Alto: (i) in connection with the execution and delivery of this Agreement or the performance by it of its obligations hereunder or the consummation by it of the Arrangement or for the completion of the Arrangement; or (ii) in order that the right and authority of Rio Alto to carry on its business in the ordinary course and in the manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the Arrangement; or (iii) to not to cause or result in any loss of any rights or assets or any interest therein held by Rio Alto or any of its subsidiaries or affiliates, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or delay consummation of the Arrangement.

(e)

No Violation. The execution and delivery by Rio Alto of this Agreement and the performance by it of its covenants hereunder and the completion of the Arrangement do not and will not violate, conflict with or result in a breach of any provision of the constating documents of Rio Alto or those of any of its subsidiaries or affiliates, and will not:

(i)	violate, conflict with or result in a breach of:

(A)

any agreement, Contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Rio Alto or any of its subsidiaries or affiliates is a party, or by which Rio Alto or any of its subsidiaries or affiliates is bound except as set forth in Section 3.1(e) of the Rio Alto Disclosure Letter ; or

(B)	any Law to which Rio Alto or any of its subsidiaries or affiliates is subject or by which Rio Alto or any of its subsidiaries or affiliates is bound;

(ii)

give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit;

(iii)

result in the creation or imposition of any Liens upon any of the properties or assets of Rio Alto or its subsidiaries or affiliates or restrict, hinder, impair or limit the ability of Rio Alto or any of its subsidiaries or affiliates to conduct its business as and where it is now being conducted; or

(iv)

give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit.

(f)

No Rights to Purchase Assets. Except as disclosed in Section 3.1(f) of the Rio Alto Disclosure Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase the whole or part of the assets of any member of the Rio Alto Group, and there are no active areas of mutual interest provisions or areas of exclusion in any contracts binding upon any member of the Rio Alto Group, or otherwise to which the assets of any member of the Rio Alto Group are subject.

(g)

Capitalization. The authorized share capital of Rio Alto consists of an unlimited number of Rio Alto Shares. As at the date of this Agreement there are: (i) 333,888,689 Rio Alto Shares validly issued and outstanding as fully-paid and non-assessable shares of Rio Alto; (ii) 8,095,500 outstanding Rio Alto Options providing for the issuance of 8,095,500 Rio Alto Shares upon the exercise thereof; (iii) 9,341,639 outstanding SGC Options providing for the issuance of 9,341,639 Rio Alto Shares upon the exercise thereof; and (iv) 8,860,112 outstanding Rio Alto Warrants providing for the issuance of 8,860,112 Rio Alto Shares upon the exercise thereof. Other than the Rio Alto Options, the SGC Options and the Rio Alto Warrants, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments, or obligations of Rio Alto or any of its subsidiaries or affiliates to issue or sell any shares of Rio Alto or of any of its subsidiaries or affiliates or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Rio Alto or any of its subsidiaries or affiliates, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Rio Alto or any of its subsidiaries or affiliates, and no person is entitled to any pre-emptive or other similar right granted by Rio Alto or any of its subsidiaries, other than Peruvian Corporate Pre- Emptive Rights, as applicable. Section 3.1(g) of the Rio Alto Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Rio Alto Options, SGC Options and Rio Alto Warrants and the number, exercise prices and expiration dates of each grant to such holders. All Rio Alto Shares that may be issued pursuant to the exercise of outstanding Rio Alto Options, SGC Options and Rio Alto Warrants will, when issued in accordance with the terms of the Rio Alto Options, SGC Options and Rio Alto Warrants, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. There are no outstanding contractual obligations of Rio Alto or any of its subsidiaries or affiliates to repurchase, redeem or otherwise acquire any Rio Alto Shares or any shares of any of its subsidiaries or affiliates. No subsidiary of Rio Alto owns any Rio Alto Shares.

(h)

Reporting Issuer Status and Securities Laws Matters. Rio Alto is a “reporting issuer” within the meaning of applicable Securities Laws in all provinces and territories of Canada and has disclosure obligations under Peruvian securities Laws. Rio Alto is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Rio Alto, and Rio Alto is not in default of any material provision of applicable Securities Laws. The Rio Alto Shares are registered as a class under section 12(b) of the U.S. Exchange Act, and Rio Alto has filed or furnished all reports or other information required to be filed or furnished under section 13(a) of the U.S. Exchange Act. Trading in the Rio Alto Shares on the TSX, the NYSE, BVL or the Frankfurt Stock Exchange is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of Rio Alto is pending or, to the knowledge of Rio Alto, threatened. No inquiry, review or investigation (formal or informal) of Rio Alto by any securities commission or similar regulatory authority under applicable Securities Laws or the TSX, the NYSE, BVL and the Frankfurt Stock Exchange is in effect or ongoing or expected to be implemented or undertaken. Except as set forth above in this Section 3.1(h) and its disclosure obligations under Peruvian securities Laws, Rio Alto is not subject to continuous disclosure or other public reporting requirements under any Securities Laws or any securities Laws. The documents and information comprising the Rio Alto Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX, the NYSE, BVL and the Frankfurt Stock Exchange and were true, correct and complete in all material respects and did not contain any misrepresentation. Rio Alto is up- to-date in all forms, reports, statements and documents, including financial statements and management’;s discussion and analysis, required to be filed by Rio Alto under applicable Securities Laws and the rules and policies of the TSX, the NYSE, BVL and the Frankfurt Stock Exchange. Rio Alto has not filed any confidential material change report that at the date hereof remains confidential. Rio Alto’;s shares were listed on the BVL at Rio Alto's request. Rio Alto has not launched any initial public offering, exchange public offering or any other public offering of the Rio Alto Shares in Peru.

(i)	Financial Statements.

(i)

The Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws except (A) as otherwise stated in the notes to such statements or, in the case of the Annual Financial Statements, in the auditor’s report thereon and (B) except that the Interim Financial Statements are subject to normal period- end adjustments and may omit notes which are not required by applicable Securities Laws or IFRS. The Financial Statements present fairly, in all material respects, the assets, liabilities and financial condition of Rio Alto as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Rio Alto Group for the periods covered thereby (subject, in the case of the Interim Financial Statements, to normal period end adjustments). There are no outstanding loans made by Rio Alto or any of its subsidiaries to any executive officer or director of Rio Alto or any of its subsidiaries or affiliates. The aggregate cash balance of the Rio Alto Group as of the date hereof is US $50.3 million.

(ii)

Neither Rio Alto nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Rio Alto or any of its subsidiaries and affiliates, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any transaction involving, or liabilities of, Rio Alto or any of its subsidiaries and affiliates, in the published financial statements of Rio Alto or the Rio Alto Disclosure Record.

(iii)

Since December 31, 2013, neither Rio Alto nor any of its subsidiaries nor any director, officer, employee, consultant, auditor, accountant or representative of Rio Alto or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Rio Alto or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or Claim that Rio Alto or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Rio Alto Board.

(j)

Undisclosed Liabilities. Except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of Rio Alto as of December 31, 2013 (the “Rio Alto Balance Sheet”) or disclosed in the notes thereto; and (ii) liabilities and obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2013; (B) pursuant to the terms of this Agreement or otherwise in connection with this Arrangement, or (C) disclosed in the Rio Alto Disclosure Record prior to the date hereof, neither Rio Alto nor any of its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise. Without limiting the foregoing, the Rio Alto Balance Sheet reflects provisions in accordance with IFRS, specifically International Accounting Standard 37 relating to contingent liabilities for pending litigation and other contingent obligations of Rio Alto and its subsidiaries, which represent the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

(k)	Auditors. There has not been reportable disagreement (within the meaning of Section 4.11 of National Instrument 51- 102 – Continuous Disclosure Obligations) with Rio Alto’s auditors;

(l)	Absence of Certain Changes. Except as disclosed in the Interim Financial Statements, since December 31, 2013:

(i)

Rio Alto and its subsidiaries and affiliates have conducted their respective businesses only in the ordinary course of business and consistent with past practice, except for the Arrangement contemplated hereby;

(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have a Rio Alto Material Adverse Effect;

(iii)	there has not been any material write- down by Rio Alto of any of the assets of Rio Alto;

(iv)

no member of the Rio Alto Group has approved or has entered into any agreement in respect of the purchase of assets or any interest therein or the sale, transfer or other disposition of any portion of its assets or any interest therein currently owned by Rio Alto and its subsidiaries and affiliates, whether by asset sale, transfer of shares or otherwise, or the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of any member of the Rio Alto Group);

(v)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Rio Alto Material Adverse Effect has been incurred;

(vi)

no member of the Rio Alto Group, or any of the directors, officers, employees, consultants or auditors of Rio Alto and its subsidiaries and affiliates, has received or otherwise had or obtained knowledge of any fraud or complaint, allegation, assertion or Claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of any member of the Rio Alto Group or their respective internal accounting controls;

(vii)	there has not been any change in the accounting practices used by Rio Alto and its subsidiaries;

(viii)

there has not been any redemption, repurchase or other acquisition of Rio Alto Shares by Rio Alto, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Rio Alto Shares;

(ix)	there has not been a material change in the level of accounts receivable or payable, inventories or employees;

(x)	there has not been any entering into, or an amendment of, any Rio Alto Material Contract;

(xi)	there has not been any satisfaction or settlement of any Claims or liabilities that were not reflected in the Financial Statements;

(xii)

there has not been any increase in the salary, bonus, or other remuneration payable to any non- executive employees of any of Rio Alto or its subsidiaries or affiliates other than as set out in the Rio Alto Disclosure Letter;

(xiii)

there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Rio Alto or its subsidiaries or affiliates other than as set out in the Rio Alto Disclosure Letter; and

(xiv)	Rio Alto has not agreed, announced, resolved or committed to do any of the foregoing.

(m)	Compliance with Laws.

(i)

No member of the Rio Alto Group is in conflict with, or in default (including cross defaults) under or in violation of: (A) its constating documents or, as applicable, equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected.

(ii)

Each member of the Rio Alto Group has conducted and is conducting the business thereof in compliance in all material respects with all applicable Laws, tariffs and directives of each jurisdiction in which it carries on business and possesses all Authorizations issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, is in compliance with the terms and conditions of all such Authorizations and with all Laws, tariffs and directives, and no member of the Rio Alto Group has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such Authorization.

37

(viii)

there has not been any redemption, repurchase or other acquisition of Rio Alto Shares by Rio Alto, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Rio Alto Shares;

(ix)	there has not been a material change in the level of accounts receivable or payable, inventories or employees;

(x)	there has not been any entering into, or an amendment of, any Rio Alto Material Contract;

(xi)	there has not been any satisfaction or settlement of any Claims or liabilities that were not reflected in the Financial Statements;

(xii)

there has not been any increase in the salary, bonus, or other remuneration payable to any non- executive employees of any of Rio Alto or its subsidiaries or affiliates other than as set out in the Rio Alto Disclosure Letter;

(xiii)

there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Rio Alto or its subsidiaries or affiliates other than as set out in the Rio Alto Disclosure Letter; and

(xiv)	Rio Alto has not agreed, announced, resolved or committed to do any of the foregoing.

(m)	Compliance with Laws.

(i)

No member of the Rio Alto Group is in conflict with, or in default (including cross defaults) under or in violation of: (A) its constating documents or, as applicable, equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected.

(ii)

Each member of the Rio Alto Group has conducted and is conducting the business thereof in compliance in all material respects with all applicable Laws, tariffs and directives of each jurisdiction in which it carries on business and possesses all Authorizations issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, is in compliance with the terms and conditions of all such Authorizations and with all Laws, tariffs and directives, and no member of the Rio Alto Group has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such Authorization.

(iii)

No member of the Rio Alto Group and none of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated any applicable anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practice Act, and the Peruvian Criminal Code (Legislative Decree 635), the (Peruvian) Legislative Decree 1106 and Peruvian Laws 28355 and 29703, (B) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which the Rio Alto Group has assets or any other jurisdiction other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iv)

The operations of Rio Alto and each of its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non -Governmental Authority involving Rio Alto or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Rio Alto, threatened.

(n)

Permits. The Rio Alto Group has obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the assets of Rio Alto or its subsidiaries and its affiliates (including in respect of the Rio Alto Properties) or otherwise in connection with the current business or operations of Rio Alto or its subsidiaries and affiliates, and such authorizations are in full force and effect. Rio Alto and its subsidiaries and affiliates have fully complied with and are in compliance with all Authorizations. There is no action, investigation or proceeding pending or, to the knowledge of Rio Alto, threatened regarding any of the Authorizations. No member of the Rio Alto Group has received any notice, whether written or oral, of revocation or non- renewal of any such Authorizations, or of any intention of any person to revoke or refuse to renew any of such Authorizations, and all such Authorizations continue to be effective in order for Rio Alto and its subsidiaries and affiliates to continue to conduct their respective businesses as they are currently being conducted.

(o)

Litigation. There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding (collectively, “Proceedings”) against or involving Rio Alto or any of its subsidiaries (whether in progress or, to the knowledge of Rio Alto, threatened). There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against Rio Alto or any of its subsidiaries in respect of its businesses, properties or assets except as set out in Section 3.1(o) of the Rio Alto Disclosure Letter.

(p)

Insolvency. No act or proceeding has been taken by or against Rio Alto or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Rio Alto or its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Rio Alto or its subsidiaries or any of its properties or assets nor is any such act or proceeding, to the knowledge of Rio Alto, threatened. Neither Rio Alto nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act

(Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither Rio Alto nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Rio Alto or any of its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Rio Alto Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(q)	Operational Matters.

(i)

All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Rio Alto and its subsidiaries and affiliates, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof.

(ii)

All costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Contracts and agreements to which Rio Alto or any of its subsidiaries and affiliates is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(r)	Mineral Rights. Each of Rio Alto and its subsidiaries:

(i)

has good and sufficient title, free and clear of any title defect or Liens, to all of its interests in the Rio Alto Properties, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land but excluding the Rio Alto Mineral Rights (as defined below) (collectively, the “Rio Alto Real Property Interests”), and the Rio Alto Real Property Interests permit the use of land by Rio Alto and its subsidiaries and affiliates necessary to permit the operation of their respective businesses as currently being conducted to the exclusion of all other persons, except for the avoidance of doubt, that additional surface rights disclosed in Section 3.1(r)(i) of the Rio Alto Disclosure Letter must be acquired and/or registered by Rio Alto or its subsidiaries and affiliates in order to further develop the La Arena Project and the Shahuindo Project;

(ii)

holds its mineral concessions, claims, leases, licenses, permits, access rights and other rights and interests necessary to explore for, develop, mine, produce, process or refine minerals, concentrates, ore or metals for development purposes on the Rio Alto Properties as described in the Rio Alto Disclosure Record as more specifically disclosed in Section 3.1(r)(ii) of the Rio Alto Disclosure Letter (collectively, the “Rio Alto Mineral Rights”), free and clear of any Liens; and

(iii)	does not own or have any interest in any real property or hold any mineral rights or interests other than the Rio Alto Real Property Interests and the Rio Alto Mineral Rights.

(s)	Ownership. Except as disclosed in Section 3.1(s) of the Rio Alto Disclosure Letter, and applying customary standards in the mining industry of the applicable jurisdiction:

(i)

Rio Alto and its subsidiaries are the legal and/or beneficial owner of all right, title and interest in and to the Rio Alto Real Property Interests and the Rio Alto Mineral Rights held by the Rio Alto Group, free and clear of all Liens, pursuant to valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, and no member of the Rio Alto Group is in default of any of the provisions of such documents, agreements and instruments nor has any such default been alleged;

(ii)

the Rio Alto Real Property Interests and the Rio Alto Mineral Rights comprising the Rio Alto Group’s properties have been properly located and recorded/registered (or in process of being recorded or registered) in compliance with applicable Laws and the Rio Alto Mineral Rights are comprised of valid and subsisting mineral claims;

(iii)

the Rio Alto Real Property Interests and the Rio Alto Mineral Rights are in good standing under applicable Laws, all assessment work required to be performed and filed under the Rio Alto Real Property Interests and the Rio Alto Mineral Rights has been performed and filed, all related taxes and other payments have been paid and all related filings have been made;

(iv)	there are no restrictions on the ability of the Rio Alto Group to use, transfer or exploit the Rio Alto Real Property Interests or Rio Alto Mineral Rights, except pursuant to the applicable Law;

(v)

the Rio Alto Mineral Rights are sufficient to permit the operation of the respective businesses of the Rio Alto Group as presently conducted or contemplated to be conducted, and no member of the Rio Alto Group has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Rio Alto Mineral Rights;

(vi)

there is no Claim, or to the knowledge of Rio Alto, no threat of a Claim against or challenge to the title of Rio Alto or any of its subsidiaries, or their respective ownership of, the Rio Alto Real Property Interests or Rio Alto Mineral Rights;

(vii)

the employees, agents and Representatives of the Rio Alto Group have free and unrestricted access to the Rio Alto Properties and have not been prevented or restrained in any manner from exercising their rights of access;

(viii)	the Rio Alto Group has the exclusive right to deal with the Rio Alto Real Property Interests and the Rio Alto Mineral Rights;

(ix)

no other person has any interest in the Rio Alto Real Property Interests or the Rio Alto Mineral Rights or the production from any of the underlying properties or mineral deposits or any right to acquire any such interest;

(x)

there are no back-in rights, earn-in rights, rights of first refusal or similar provisions that would affect the interest of the Rio Alto Group in the Rio Alto Real Property Interests or the Rio Alto Mineral Rights;

(xi)

no member of the Rio Alto Group has received any notice, whether written or oral, from any Governmental Authority of any revocation or intention to revoke or amend any of their respective interests in any of the Rio Alto Real Property Interests or the Rio Alto Mineral Rights and there is no reasonable basis to expect that such a revocation or amendment of any of their respective interests in any of the Rio Alto Real Property Interests or the Rio Alto Mineral Rights may occur;

(xii)	there are no illegal or informal or unauthorized mining activities carried on in the areas covered by either the Rio Alto Real Property Interests or the Rio Alto Mineral Rights;

(xiii)	neither the areas covered by the Rio Alto Real Property Interests nor the Rio Alto Mineral Rights, have been declared as a “Protected Natural Area” by any Governmental Authority;

(xiv)

neither the areas covered by the Rio Alto Real Property Interests nor the Rio Alto Mineral Rights (nor any of their respective parts, constructions, remains or similar elements located on them) have been declared as a “Protected Archaeological Site” by any Governmental Authority; and

(xv)

neither the areas covered by the Rio Alto Real Property Interests ,or the Rio Alto Mineral Rights (nor any of their respective parts, constructions, remains or similar elements located on them) are located within urban or urban expansion areas.

(t)

Expropriation. No Rio Alto Properties or any other property or asset of Rio Alto or any of its subsidiaries (including any Rio Alto Real Property Interest or Rio Alto Mineral Rights) has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Rio Alto, is there any intent or proposal to give any such notice or to commence any such proceeding.

(u)

Mineral Reserves and Resources. The mineral reserves and mineral resources for the Rio Alto Real Property Interests or the Rio Alto Mineral Rights were prepared in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with all applicable Laws, including the requirements of NI 43- 101. There has been no reduction in the aggregate amount of estimated mineral resources or mineral reserves of Rio Alto and its subsidiaries, taken as a whole, from the amounts set forth in the Rio Alto Disclosure Record, other than as a result of production activities. All information regarding the Rio Alto Real Property Interests or the Rio Alto Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Rio Alto Disclosure Record on or before the date hereof.

(v)	Technical Reports.

(i)	The La Arena Project and the Shahuindo Project are the only material properties of Rio Alto for the purposes of NI 43-101;

(ii)

The technical report prepared for Sulliden Gold Corporation, Ltd. by Kappes, Cassiday & Associates and Mine Development Associates entitled “Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru” dated November 9, 2012, and the technical report prepared for Rio Alto by Mining Plus Peru S.A.C. entitled “La Arena Project, Peru Technical Report (NI 43-101)” dated effective December 31, 2013 (the “Technical Reports”) complied in all material respects with the requirements of NI 43-101 at the respective time of filing thereof and reasonably presented the quantity of mineral reserves and mineral resources attributable to the properties evaluated therein as at the respective dates stated therein based upon information available at the time the respective reports were prepared. Except as disclosed in the news release dated February 5, 2015, Rio Alto does not have knowledge of a change in any production, cost, price, reserves, resources or other relevant information provided since the date such information was provided;

(iii)

Rio Alto has made available to the authors of the Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided;

(iv)	All of the material assumptions underlying the resource estimates in the Technical Reports are reasonable and appropriate;

(v)	The estimates of mineral reserves and mineral resources as described in the Rio Alto Disclosure Record comply in all material respects with NI 43-101; and

(vi)

Rio Alto is in compliance in all material respects with the provisions of NI 43- 101, has filed all technical reports required thereby, and there has been no change of which Rio Alto is or should be aware that would disaffirm or change any aspect of the Technical Reports or that would require the filing of a new technical report under NI 43-101.

(w)

NGOs and Community Groups. No dispute between Rio Alto or any of its subsidiaries and any non-governmental organization, community, or community group that will have a Rio Alto Material Adverse Effect exists or, to the knowledge of Rio Alto, is threatened or imminent with respect to any of Rio Alto’s or any of its subsidiaries’ properties or operations.

(x)	Taxes.

(i)

Each member of the Rio Alto Group has duly and timely filed, at the prescribed time, all Returns required to be filed by them for periods prior to the date hereof and all such Returns are materially complete and correct.

(ii)

Each member of the Rio Alto Group has paid, at the prescribed time, all Taxes which are due and payable, including all assessments and reassessments and all other Taxes due and payable by them, on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the Interim Financial Statements. Rio Alto and its subsidiaries and affiliates have provided adequate accruals in accordance with IFRS in the most recently published Interim Financial Statements for any Taxes of Rio Alto and each of its subsidiaries and affiliates for the period covered by such financial statements that have not been paid whether or not shown as being due on any Returns. Since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, or to the knowledge of Rio Alto proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(iii)

No material deficiencies, litigation, proposed adjustments or, to the knowledge of Rio Alto, any audits exist or have been asserted with respect to Taxes of any member of the Rio Alto Group, and no member of the Rio Alto Group is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or to the knowledge of Rio Alto threatened against Rio Alto or any of its subsidiaries or affiliates or any of their respective assets.

(iv)

No Claim with respect to Taxes has been made by any Governmental Authority in a jurisdiction where Rio Alto or any of its subsidiaries or affiliates does not file Returns that Rio Alto or any of its subsidiaries or affiliates is or may be subject to Tax by that jurisdiction.

(v)	There are no Liens with respect to Taxes upon any of the assets of Rio Alto or any of its subsidiaries or affiliates.

(vi)

Rio Alto and each of its subsidiaries and affiliates has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority when required by Law to do so.

(vii)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any Claim with respect to Taxes for, or the period for the collection or assessment or reassessment of, Taxes due from Rio Alto or any of its subsidiaries or affiliates for any taxable period and no request for any such waiver or extension is currently pending.

(viii)

Rio Alto and each of its subsidiaries and affiliates has made available to Tahoe true and complete copies of all Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(ix)

There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to Rio Alto or any of its subsidiaries or affiliates. Except in the ordinary course of business, no member of the Rio Alto Group has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that has effect for any period ending after the date hereof.

(x)	Rio Alto is not a non-resident of Canada within the meaning of the Tax Act. Each of Rio Alto’s subsidiaries is a non-resident of Canada within the meaning of the Tax Act.

(xi)	No member of the Rio Alto Group is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation.

(xii)	Rio Alto has provided a summary of the “adjusted cost base” (within the meaning of the Tax Act) of the shares of all of its subsidiaries.

(xiii)

Except as disclosed in the Financial Statements, no member in the Rio Alto Group has claimed any reserves in computing its income for purposes of the Tax Act or for purposes of any equivalent foreign Tax Law applying to or any of its subsidiaries and affiliates.

(xiv)

To the knowledge of Rio Alto, no circumstances exist or could reasonably be expected to arise as a result of matters existing before the date hereof that may result in Rio Alto or any of its subsidiaries and affiliates being subject to the application of section 160 of the Tax Act.

(xv)

Each subsidiary of Rio Alto that is domiciled in Peru has duly and timely filed at the prescribed time all Returns required to be filed by them with the relevant Peruvian tax authority for periods prior to the date hereof and all such Returns are materially complete and correct.

(xvi)	Each subsidiary of Rio Alto that is domiciled in Peru has paid at the prescribed time all applicable Taxes payable by them on or before the date hereof.

(xvii)

Each subsidiary of Rio Alto that is domiciled in Peru has duly and timely withheld at the prescribed time all Taxes required by the Peruvian tax authority and has duly and timely remitted the withheld amount to the relevant Peruvian tax authority.

(xviii)	To the knowledge of Rio Alto, no circumstances exist for each subsidiary of Rio Alto that is domiciled in Peru that would prevent such subsidiary from benefiting from reduced tax withholding rates.

(xix)

Each subsidiary of Rio Alto that is domiciled in Peru has complied with the transfer pricing rules under Peruvian tax Laws, including all its substantial and formal obligations, including but not limited to filing the annual affidavit and preparing the technical study.

(xx)	To the knowledge of Rio Alto, Each subsidiary of Rio Alto that is domiciled in Peru is not being subject to any audit, procedure or maintains a controversy with any Peruvian tax authority.

(y)	Contracts.

(i)

For the purpose of this Agreement a “Rio Alto Material Contract” means any Contract to which Rio Alto or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Rio Alto Material Adverse Effect and shall, without limitation, include the following:

(A)	any lease of real property by Rio Alto or any of its subsidiaries, as tenant, with third parties;

(B)	any Contract under which Rio Alto or any of its subsidiaries is obliged to make payments, or receives payments in excess of $2,000,000 in the aggregate;

(C)

any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or Joint Venture;

(D)

any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of Rio Alto or any of its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of Rio Alto or any of its subsidiaries;

(E)

any Contract under which indebtedness of Rio Alto or any of its subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of Rio Alto or any of its subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of $2,000,000, any Contract under which Rio Alto or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any person or any Contract restricting the incurrence of indebtedness by Rio Alto or any of its subsidiaries or the incurrence of Liens on any properties or securities of Rio Alto or any of its subsidiaries or restricting the payment of dividends or other distributions;

(F)

any Contract that purports to limit in any material respect the right of Rio Alto or any of its subsidiaries to (i) engage in any line of business or (ii) compete with any person or operate or acquire assets in any location;

(G)

any Contract providing for the sale or exchange of, or option to sell or exchange, any Rio Alto Properties or any property or asset with a fair market value in excess of $2,000,000, or for the purchase or exchange of, or option to purchase or exchange, any Rio Alto Properties or any property or asset with a fair market value in excess of $2,000,000, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated;

(H)

any Contract entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of $2,000,000, in each case other than in the ordinary course of business;

(I)	any Contract providing for indemnification by Rio Alto or any of its subsidiaries, other than Contracts which provide for indemnification obligations of less than $2,000,000;

(J)	any Contract providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of the Rio Alto Properties;

(K)	any standstill or similar Contract currently restricting the ability of Rio Alto or any of its subsidiaries to offer to purchase or purchase the assets or equity securities of another person; or

(L)	any other Contract that is material to Rio Alto or any of its subsidiaries.

(ii)

Rio Alto and its subsidiaries and affiliates have performed all respective obligations required to be performed by them to date under the Rio Alto Material Contracts. Neither Rio Alto nor any of its subsidiaries or affiliates is in breach or default under any Rio Alto Material Contract to which it is a party or bound, nor does Rio Alto have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. Neither Rio Alto nor any of its subsidiaries or affiliates knows of, or has received written notice of, any breach or default under (nor does there exist any condition which, with the passage of time or the giving of notice or both, would result in such a breach or default under) any such Rio Alto Material Contract by any other party thereto. All Rio Alto Material Contracts are (i) legal, valid, binding and in full force and effect and are enforceable by Rio Alto (or its subsidiary or affiliate, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’; rights generally, and to general principles of equity), (ii) are the product of fair and arms’; length negotiations between the parties thereto, and (iii) except as disclosed in Section 3.1(y) of the Rio Alto Disclosure Letter, do not, by their terms, require the consent of any parties thereto to the Arrangement.

(iii)	Set out in Section 3.1(y) of the Rio Alto Disclosure Letter is a list of each Rio Alto Material Contract.

(z)	Employment Agreements.

(i)

Other than as set out in Section 3.1(z) of the Rio Alto Disclosure Letter, no member of the Rio Alto Group has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer, employee or consultant in connection with the termination of their position or their employment as a direct result of a change in control of Rio Alto (including as a result of the Arrangement). Except as set out in Section 3.1(z) in the Rio Alto Disclosure Letter, there are no change of control awards payable to any director, officer, employee or consultant of Rio Alto and its subsidiaries.

(ii)

No member of the Rio Alto Group (A) is a party to any collective bargaining agreement, or (B) is subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement.

(iii)

No member of the Rio Alto Group is subject to any actual, or to the knowledge of Rio Alto, threatened Claim for wrongful dismissal, constructive dismissal or any other tort Claim, or actual or to the knowledge of Rio Alto threatened litigation relating to employment or termination of employment of employees or independent contractors. No labour strike, lock- out, slowdown or work stoppage is pending or, to the knowledge of Rio Alto, threatened against or directly affecting Rio Alto .

(iv)

All amounts due or accrued due for all salary, wages, bonuses, vacation with pay, workers compensation and other benefits under the Rio Alto Benefit Plans for the period up to January 31, 2015 have either been paid or are accurately reflected in Rio Alto’s financial books and records.

(v)

Neither the execution of this Agreement nor the consummation of the Arrangement and the other transactions contemplated in this Agreement will, except as disclosed in Section 3.1(z) of the Rio Alto Disclosure Letter:

(A)

result in any payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any person or other entity including, but not limited to, any director, officer, employee or consultant of any member of the Rio Alto Group, or increase any benefits otherwise payable under any pension or benefits plan of any member of the Rio Alto Group or result in the acceleration of the time of payment or vesting of any such benefits;

(B)

increase the rate of wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlements, or benefits otherwise payable to any current or former Rio Alto employee; or

(C)	result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Rio Alto Benefit Plan.

(vi)

Neither Rio Alto nor any of its subsidiaries currently sponsors, maintains, contributes to or has any liability under, nor has ever sponsored, maintained, contributed to or incurred any liability under a “registered pension plan” or a “retirement compensation arrangement”, each as defined under the Tax Act, a “pension plan” as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for employees or former employees of any member of the Rio Alto Group.

(vii)	Rio Alto has provided to Tahoe true and complete copies of all written agreements between Rio Alto or any of its subsidiaries and each employee, consultant or independent contractor.

(viii)

Each of Rio Alto and its subsidiaries is in compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, occupational health and safety, workers compensation and human rights, and no member of the Rio Alto Group is subject to any outstanding grievance, complaint, investigation, orders under such Laws, Claim for wrongful dismissal, constructive dismissal, unfair labour practice or any other Claim, or, to the knowledge of Rio Alto, threatened Claim, relating to employment or termination of employment or relationships of Rio Alto employees, consultants or independent contractors and there is no basis for such Claim. No event has occurred that, with the notice or lapse of time or both, would constitute a breach, violation or default of such terms and conditions of employment and Laws by Rio Alto or any of its subsidiaries

(aa)

Employment Withholdings. Rio Alto has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by Law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Authority.

(bb)

Health and Safety. Rio Alto and its subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or, to the knowledge of Rio Alto, threatened Proceedings before any Governmental Authority with respect to any such matters.

(cc)

Employee Benefit Plans. Rio Alto has disclosed in the Rio Alto Disclosure Letter a list of, and made available to Tahoe, true, complete and correct copies of each health, medical, dental, hospitalization, welfare, supplemental unemployment benefit, sick leave, vacation, bonus, profit sharing, option, insurance, accidental death and dismemberment, counselling, eye care, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plan and each other employee, officer, director and consultant compensation or benefit plan including any post-retirement benefit plans and any other similar benefit plans, agreement or arrangement for the benefit of directors or former directors of the Rio Alto Group, consultants or former consultants of the Rio Alto Group, employees or former employees of the Rio Alto Group, which are maintained by, contributed to, or binding upon Rio Alto or in respect of which Rio Alto has any actual or potential liability (the “Rio Alto Benefit Plans”), and: (i) each Rio Alto Benefit Plan has been maintained and administered in compliance with its terms and is funded in accordance with applicable Laws; (ii) all required employer contributions under any such plans have been made in accordance with the terms thereof; (iii) each Rio Alto Benefit Plan that is required or intended to be qualified under applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval; (iv) no pending or anticipated Claims or other litigation (excluding Claims for benefits incurred in the ordinary course of Rio Alto Benefit Plan activities) have been brought or threatened against or with respect to any Rio Alto Benefit Plan; and (v) Rio Alto does not have any obligations for retiree health or retiree life benefits under any Rio Alto Benefit Plan. Neither Rio Alto nor any of its subsidiaries has made a commitment to improve or otherwise amend any Rio Alto Benefit Plan.

(dd)

Severance Payments. All severance payments or termination payments that Rio Alto and its subsidiaries, are obligated to pay under existing contracts to all persons including, without limitation, consultants, directors, officers, employees or agents, are as disclosed in Section 3.1(dd) of the Rio Alto Disclosure Letter.

(ee)	Environment. Except as disclosed in Section 3.1(ee) of the Rio Alto Disclosure Letter:

(i)	the operations of each member of the Rio Alto Group have been conducted, and are now, in compliance with all Environmental Laws;

(ii)

each member of the Rio Alto Group is in possession of, and in compliance with, all Environmental Approvals that are required to own, occupy, lease and operate the Rio Alto Real Property Interests and the Rio Alto Mineral Rights and to conduct their respective business as they are now being conducted, including but not limited to, providing such guarantees and undertakings and issuing such bonds as may be required under any Environmental Law or by any Governmental Authority to secure the performance of any environmental obligations;

(iii)

no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities (including, but not limited to, fines, compensation requests or administrative or judicial claims) presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Rio Alto and its subsidiaries and affiliates and there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)

neither Rio Alto nor any of its subsidiaries or affiliates is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any work, repairs, remediation, construction or expenditures;

(v)

none of Rio Alto and its subsidiaries and affiliates has received from any person or Governmental Authority any notice, formal or informal, of any Claim, liability or potential liability arising under any Environmental Law that is pending, or to the knowledge of Rio Alto, threatened, against Rio Alto or any of its subsidiaries and affiliates;

(vi)	no Claims are currently pending or, to the knowledge of Rio Alto, threatened against any of Rio Alto and its subsidiaries and affiliates alleging a breach of any Environmental Laws;

(vii)

there are no changes in the status, terms or conditions of any Environmental Approvals held by Rio Alto or any of its subsidiaries or affiliates or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Approvals, or any review by, or approval of, any Governmental Authority of such Environmental Approvals that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Rio Alto or any of its subsidiaries or affiliates as such business is currently being conducted following the Effective Date;

(viii)

neither the Rio Alto Real Property Interests nor the Rio Alto Mineral Rights have been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws. Neither Rio Alto or Rio Alto’s subsidiaries and affiliates nor any other person in control of the Rio Alto Real Property Interests and the Rio Alto Mineral Rights, has caused or permitted the release of any Hazardous Substances at, in, on, under or from any Rio Alto Real Property Interest or Rio Alto Mineral Right, except in material compliance with all Environmental Laws.

(ix)

all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Rio Alto Real Property Interests or the Rio Alto Mineral Rights have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws.

(x)	there are no Hazardous Substances at, in, on, under or migrating from any Rio Alto Real Property Interest or Rio Alto Mineral Right, except in compliance with all Environmental Laws.

(xi)

Rio Alto and its subsidiaries and affiliates have made available to Tahoe all audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(xii)	Rio Alto and its subsidiaries and affiliates are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in a Claim under any Environmental Laws.

(ff)	Insurance.

(i)

Rio Alto has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Rio Alto nor any of its subsidiaries or affiliates has failed to make a claim thereunder on a timely basis.

(ii)

All insurance policies of Rio Alto are disclosed in Section 3.1(ff) of the Rio Alto Disclosure Letter and each of such policies and other forms of insurance is in full force and effect on the date hereof and Rio Alto will use commercially reasonable efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or other) notice of cancellation or termination has been received by Rio Alto or any of its subsidiaries or affiliates with respect to any such policy.

(gg)

Books and Records. The corporate records and minute books of Rio Alto and each of its subsidiaries and affiliates have been maintained in accordance with all applicable Laws, and the minute books of Rio Alto and its subsidiaries are complete and accurate. The corporate minute books for Rio Alto and its subsidiaries and affiliates contain minutes of all meetings and resolutions of the directors and securityholders. The financial books and records and accounts of Rio Alto and its subsidiaries and affiliates: (i) have been maintained in accordance with good business practices and in accordance with IFRS, as applicable, and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (ii) in the case of Rio Alto’s subsidiaries, accurately and fairly reflect the transactions and dispositions of assets of Rio Alto and its subsidiaries; and (iii) in the case of Rio Alto’s subsidiaries, accurately and fairly reflect the basis for Rio Alto’s consolidated financial statements.

(hh)

Non-Arm’s Length Transactions. Except as disclosed in Section 3.1(hh) of the Rio Alto Disclosure Letter, there are no current Contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Rio Alto or any of its subsidiaries) between Rio Alto or any of its subsidiaries and its affiliates on the one hand, and any (i) officer or director of Rio Alto or any of its subsidiaries and its affiliates, (ii) any holder of record or beneficial owner of five percent or more of the voting securities of Rio Alto, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(ii)

Financial Advisors or Brokers. Except as disclosed in Section 3.1(ii) of the Rio Alto Disclosure Letter, Rio Alto has not incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’;s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to Rio Alto, other than with respect to the Financial Advisor to Rio Alto. Rio Alto has provided to Tahoe correct and complete copies of the agreements under which the Financial Advisor to Rio Alto has agreed to provide services to Rio Alto .

(jj)

Fairness Opinion. The Rio Alto Special Committee and the Rio Alto Board have received the Rio Alto Fairness Opinion in oral form, which opinion has not been modified, amended, qualified or withdrawn. A true and complete copy of the Rio Alto Fairness Opinion will be provided by Rio Alto to Tahoe promptly following delivery by the Financial Advisor to Rio Alto .

(kk)

Rio Alto Special Committee and Rio Alto Board Approval. The Rio Alto Special Committee, at a meeting duly called and held, has unanimously upon consultation with legal and financial advisors determined that this Agreement and the Arrangement are fair to the Rio Alto Shareholders and are in the best interests of Rio Alto and unanimously determined to recommend approval of this Agreement and the Arrangement to the Rio Alto Board and that the Rio Alto Board recommend that the Rio Alto Shareholders vote in favour of the Arrangement Resolution. The Rio Alto Board, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that this Agreement and the Arrangement are fair to the Rio Alto Shareholders and are in the best interests of Rio Alto, have unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and have unanimously resolved to recommend that the Rio Alto Shareholders vote in favour of the Arrangement Resolution. Each director and executive officer of Rio Alto intends to vote all Rio Alto Shares held by him or her in favour of the Arrangement Resolution and has agreed that the news release referred to in Section 2.1(b) may so state and that references to such intention may be made in the Circular and other documents relating to the Arrangement.

(ll)

Data Room Information. All Diligence Information provided is true and correct in all respects and does not contain any omissions as at its respective date as stated therein, or, if any Diligence Information is undated, as of the date of its delivery to the data site for purposes of the transactions contemplated by this Agreement. None of the Diligence Information has been amended except as provided in the Diligence Information. Additionally, all information provided to Tahoe in relation to Tahoe’s due diligence requests, including information not provided in the Diligence Information, is true and correct in all respects and does not contain any omissions as at its respective date as stated therein and has not been amended except as provided to Tahoe. Rio Alto acknowledges that Tahoe is relying on all information provided by Rio Alto to them in entering into this Agreement.

(mm)

Rio Alto Shareholder Rights Plan. The Rio Alto Board has taken all action necessary to waive the application of the Rio Alto Shareholder Rights Plan to the Arrangement and the transactions contemplated herein including, without limitation, the execution and delivery of the Rio Alto Support Agreements and to defer the Separation Time (as such term is defined in the Rio Alto Shareholder Rights Plan) with respect to this Agreement and the Rio Alto Support Agreements. Other than the Rio Alto Shareholder Rights Plan, Rio Alto is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Rio Alto or any of its subsidiaries or affiliates.

(nn)

Standstill. The Rio Alto Board has taken all necessary action to waive the application of the standstill applicable to Tahoe as set out in the Confidentiality Agreement. The Rio Alto Board will not reinstate such standstill unless this Agreement is terminated.

(oo)

Arrangements with Securityholders. Other than the Rio Alto Support Agreements and this Agreement, Rio Alto does not have any agreement, arrangement or understanding (whether written or oral) with respect to Tahoe or any of its securities, businesses or operations, with any shareholder of Tahoe, any interested party of Tahoe or any related party of any interested party of Tahoe, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(pp)

Relationships with Customers, Suppliers, Distributors and Sales Representatives. Rio Alto has not received any written notice that any customer, supplier, service provider, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Rio Alto or any subsidiary, and to the knowledge of Rio Alto, no such action has been threatened.

(qq)	United States Matters.

(i)	Rio Alto is not incorporated in the United States and does not have its principal office within the United States.

(ii)

All of the assets and property of Rio Alto, including all entities “controlled by” Rio Alto for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are located outside the United States and did not generate sales in or into the United States exceeding US$76.3 million during Rio Alto’s most recent completed fiscal year.

(iii)	Rio Alto is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(iv)	Rio Alto is not registered and is not required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(rr)

Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon any member of the Rio Alto Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of Rio Alto or any of its subsidiaries or affiliates, any acquisition of property by Rio Alto or any of its subsidiaries or affiliates, or the conduct of business by Rio Alto or any of its subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(ss)

Funds Available. Rio Alto has sufficient funds available to pay: (i) prior to the Effective Time, all transaction costs, all payments required pursuant to change of control provisions, all of Rio Alto’s remaining forecast commitments as set forth in the Rio Alto Disclosure Letter, all additional remaining accounts payable and current liabilities of the Rio Alto Group, net of current assets, as determined in accordance with IFRS at the Effective Time; and (ii) the Termination Fee.

(tt)

Confidentiality Agreements. All agreements entered into by Rio Alto or any of its subsidiaries with persons regarding the confidentiality of information provided to such person or reviewed by such persons with respect to any transaction in the nature described in the definition of Acquisition Proposal, each contain customary provisions, including standstill provisions, have not been waived or released with respect to the applicability of any such “standstill” or other provisions of such confidentiality agreements, except to the extent such agreements contain provisions that provide for automatic exemptions as a result of the Arrangement.

(uu)

Competition Act. The aggregate value of Rio Alto’s assets in Canada and the annual gross revenues from sales in and from Canada generated from Rio Alto’s assets in Canada do not exceed, in either case, $86 million, as determined in accordance with Part IX of the Competition Act , R.S.C. 1985, c. C-34 and the Notifiable Transactions Regulations thereunder. For purposes of this Agreement, Rio Alto’s assets in Canada shall not include any of Rio Alto’s immovable tangible assets (including real property interests and mineral rights ) or moveable tangible assets (including inventory, equipment and vehicles) that are located outside of Canada.

(vv)

Internal Controls; Disclosure Controls. Management of Rio Alto has designed a process of internal control over financial reporting (as such term is defined in NI 52-109 and Rule 13a–15(f) under the U.S. Exchange Act) for Rio Alto providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109 and Rule 13a-15 under the U.S. Exchange Act. Since January 1, 2012, neither Rio Alto nor any director, officer, employee, auditor, accountant or representative of Rio Alto has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Rio Alto or its internal accounting controls, including any complaint, allegation, assertion or claim that Rio Alto has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Rio Alto Board.

(ww)

Sulliden Settlement Agreements. All payments and obligations related to the Sulliden Settlement Agreements have been made or complied with and there are no continuing obligations under such agreements. There is no Claim or to the knowledge of Rio Alto, no threat of a Claim, against or challenge to the title of Rio Alto or any of its subsidiaries, or their respective ownership of, the Rio Alto Real Property Interests or Rio Alto Mineral Rights resulting from the Sulliden Settlement Agreements;

(xx)

Full Disclosure. The information and statements contained in this Agreement are true and correct and together with the Rio Alto Disclosure Record and the Rio Alto Disclosure Letter, constitute full, true and plain disclosure of all material facts relating to Rio Alto and its subsidiaries on a consolidated basis, contain no misrepresentations.

3.2	Representations and Warranties of Tahoe

Except as specifically disclosed in the Tahoe Disclosure Letter (which shall make reference to the applicable section in respect of which such qualification is being made), Tahoe represents and warrants to and in favour of Rio Alto as follows and acknowledges that Rio Alto is relying upon such representations and warranties in entering into this Agreement:

(a)

Organization and Qualification. Tahoe was duly organized and is validly existing and in good standing under the Business Corporations Act (British Columbia), and has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted. Tahoe is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary. True and complete copies of the constating documents of Tahoe have been delivered or made available to Rio Alto, and Tahoe has not taken any action to amend or supersede such documents.

(b)	Subsidiaries.

(i)	Tahoe does not have any subsidiaries except as listed herein below:

(A)	Tahoe Resources USA Inc., a company incorporated under the laws of Nevada;

(B)	Tahoe Swiss A.G., a company incorporated under the laws of Switzerland;

(C)	Escobal Resources Holding Limited, a company incorporated under the laws of Barbados; and

(D)	Minera San Rafael, S.A., a company incorporated under the laws of Guatemala.

(ii)

Other than as disclosed in Section 3.2(b)(ii) of the Tahoe Disclosure Letter, all of the outstanding shares in the capital of each of the subsidiaries are owned directly or indirectly by Tahoe and are: (A) validly issued and fully- paid and all such shares are owned free and clear of all Liens of any kind or nature whatsoever; (B) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares, and no person has any right for the purchase of any interest in such shares or for the issue or allotment of any unissued shares or other securities of such subsidiaries.

(iii)

Each of Tahoe’s subsidiaries is duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and each has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted.

(iv)

Each of Tahoe’s subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary. True and complete copies of the constating documents of each of Tahoe’s subsidiaries have been delivered or made available to Rio Alto, and neither Tahoe nor any of its subsidiaries has taken any action to amend or supersede such documents.

(v)	Other than the subsidiaries listed hereinabove, neither Tahoe nor any of its subsidiaries own any capital stock, or other equity interests in any person.

(c)

Authority Relative to this Agreement. Tahoe has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement by Tahoe and the consummation by Tahoe of the transactions contemplated by this Agreement have been duly authorized by the Tahoe Board, and no other corporate proceedings on the part of Tahoe are necessary to authorize this Agreement other than the Tahoe Shareholder Approval. This Agreement has been duly executed and delivered by Tahoe and constitutes a valid and binding obligation of Tahoe, enforceable by Rio Alto against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(d)

Required Approvals and Consent. Other than the Interim Order, the Final Order, and the filing of the Certificate of Arrangement and Articles of Arrangement, such filings and other actions required under applicable Securities Laws and the approvals of each of the TSX or the NYSE, and a post -closing notification under the Investment Canada Act, R.S.C. 1985, c.28 (1s Supp), no Authorization, consent or approval of, or filing with, any Governmental Authority or other authority is necessary on the part of Tahoe: (i) in connection with the execution and delivery of this Agreement or the performance by it of its obligations hereunder or the consummation by it of the Arrangement or for the completion of the Arrangement; or (ii) in order that the right and authority of Tahoe to carry on its business in the ordinary course and in the manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the Arrangement; or (iii) to not to cause or result in any loss of any rights or assets or any interest therein held by Tahoe or any of its subsidiaries, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or delay consummation of the Arrangement.

(e)

No Violation. The execution and delivery by Tahoe of this Agreement and the performance by it of its covenants hereunder and the completion of the Arrangement do not and will not violate, conflict with or result in a breach of any provision of the constating documents of Tahoe or those of any of its subsidiaries, and, except as disclosed in Section 3.2(e) of the Tahoe Disclosure Letter, will not:

(i)	violate, conflict with or result in a breach of:

(A)

any agreement, Contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Tahoe or any of its subsidiaries is a party, or by which Tahoe or any of its subsidiaries is bound;

(B)	any Law to which Tahoe or any of its subsidiaries is subject or by which Tahoe or any of its subsidiaries is bound;

(ii)	give rise to any right of termination, or the acceleration of any indebtedness, under any agreement, Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit;

(iii)

result in the creation or imposition of any Liens upon any of the properties or assets of Tahoe or its subsidiaries or restrict, hinder, impair or limit the ability of Tahoe or any of its subsidiaries to conduct its business as and where it is now being conducted; or

(iv)

except as disclosed in Section 3.2(e)(iv) of the Tahoe Disclosure Letter, give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any agreement, Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit.

(f)

No Rights to Purchase Assets. Except as disclosed in Section 3.2(f) of the Tahoe Disclosure Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase of the whole or part of the assets of Tahoe or any of its subsidiaries, and there are no active areas of mutual interest provisions or areas of exclusion in any Contracts binding upon Tahoe or any of its subsidiaries, or otherwise to which the assets of Tahoe or any of its subsidiaries are subject .

(g)

Capitalization. The authorized share capital of Tahoe consists of an unlimited number of Tahoe Shares. As at the date of this Agreement there are: (i) 147,644,671 Tahoe Shares validly issued and outstanding as fully-paid and non- assessable shares of Tahoe; (ii) 1,547,659 Tahoe Options, 285,667 Tahoe Deferred Share Awards and no Tahoe Restricted Share Awards outstanding under the Tahoe Incentive Plans providing for the issuance of up to 1,833,326 Tahoe Shares upon the exercise thereof; and (iii) 73,000 Tahoe Share Appreciation Rights granted pursuant to the Tahoe Share Appreciation Rights Plan. Other than the Tahoe Options, Tahoe Deferred Share Awards, Tahoe Restricted Share Award and Tahoe Share Appreciation Rights, and as disclosed in Section 3.2(g) of the Tahoe Disclosure Letter, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments, or obligations of Tahoe or any of its subsidiaries to issue or sell any shares of Tahoe or of any of its subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Tahoe or any of its subsidiaries, there are no outstanding phantom equity or similar rights, agreements, arrangements or commitments of Tahoe or any of its subsidiaries, and no person is entitled to any pre-emptive or other similar right granted by Tahoe or any of its subsidiaries. The Tahoe Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Tahoe Options, Tahoe Deferred Share Awards, Tahoe Restricted Share Awards and Tahoe Share Appreciation Rights and the number, exercise prices and expiration dates of each grant to such holders.

(h)

Issuance of Shares. All Consideration Shares will, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, fully-paid and non-assessable Tahoe Shares, and are not and will not be in subject to or issued in violation of, any pre-emptive rights or back-in rights. There are no outstanding contractual obligations of Tahoe or any of its subsidiaries to repurchase, redeem or otherwise acquire any Tahoe Shares or any shares of any of its subsidiaries. No subsidiary of Tahoe owns any Tahoe Shares. Section 3.2(h) of the Tahoe Disclosure Letter sets out the applicable rights under the Tahoe Shareholders’ Agreement.

(i)

Reporting Issuer Status and Securities Laws Matters. Tahoe is a “reporting issuer” within the meaning of applicable Securities Laws in all provinces and territories of Canada, and not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Tahoe, and Tahoe is not in default of any material provision of applicable Securities Laws. The Tahoe Shares are registered as a class under section 12(b) of the U.S. Exchange Act, and Tahoe has filed or furnished all reports or other information required to be filed or furnished under section 13(a) of the U.S. Exchange Act. Trading in the Tahoe Shares on the TSX or the NYSE is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of Tahoe is pending or, to the knowledge of Tahoe, threatened. To the knowledge of Tahoe, no inquiry, review or investigation (formal or informal) of Tahoe by any securities commission or similar regulatory authority under applicable Securities Laws or the TSX and the NYSE is in effect or ongoing or expected to be implemented or undertaken. Except as set forth hereinabove in this Section 3.2(h) Tahoe is not subject to continuous disclosure or other public reporting requirements under any Securities Laws. The documents and information comprising the Tahoe Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX and the NYSE and were true, correct and complete in all material respects and did not contain any misrepresentation. Tahoe is up- to-date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by Tahoe under applicable Securities Laws and the rules and policies of the TSX and the NYSE. Tahoe has not filed any confidential material change report that at the date hereof remains confidential.

(j)	Financial Statements.

(i)

Tahoe Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws except (A) as otherwise stated in the notes to such statements or, in the case of the Tahoe Annual Financial Statements, in the auditor’s report thereon and (B) except that the Tahoe Interim Financial Statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Securities Laws or IFRS. The Tahoe Financial Statements present fairly, in all material respects, the assets, liabilities and financial condition of Tahoe as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Tahoe Group for the periods covered thereby (subject, in the case of the Tahoe Interim Financial Statements, to normal period end adjustments). There are no outstanding loans made by Tahoe or any of its subsidiaries to any executive officer or director of Tahoe or any of its subsidiaries. The aggregate cash balance of the Tahoe Group as of the date hereof is US$72.4 million.

(ii)

Neither Tahoe nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Tahoe or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Tahoe or any of its subsidiaries, in the published financial statements of Tahoe or the Tahoe Disclosure Record.

(iii)

Since December 31, 2013, neither Tahoe nor any of its subsidiaries nor any director, officer, employee, consultant, auditor, accountant or representative of Tahoe or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Tahoe or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or Claim that Tahoe or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Tahoe Board.

(k)

Undisclosed Liabilities. Except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of Tahoe as of December 31, 2013 (the “Tahoe Balance Sheet”) or disclosed in the notes thereto; and (ii) liabilities and obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2013; (B) pursuant to the terms of this Agreement or otherwise in connection with the Arrangement, or (C) disclosed in the Tahoe Disclosure Record prior to the date hereof, neither Tahoe nor any of its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise. Without limiting the foregoing, the Tahoe Balance Sheet reflects provisions in accordance with IFRS, specifically International Accounting Standard 37 relating to contingent liabilities for pending litigation and other contingent obligations of Tahoe and its subsidiaries, which represent the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

(l)	Auditors. There has not been reportable disagreement (within the meaning of Section 4.11 of National Instrument 51- 102 – Continuous Disclosure Obligations) with Tahoe’s auditors;

(m)	Absence of Certain Changes. Except as disclosed in the Tahoe Interim Financial Statements, since December 31, 2013:

(i)	Tahoe and its subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice, except for the Arrangement contemplated hereby;

(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have a Tahoe Material Adverse Effect;

(iii)	there has not been any material write-down by Tahoe of any of its assets;

(iv)

neither Tahoe nor any of its subsidiaries has approved or has entered into any agreement in respect of the purchase of assets or any interest therein or the sale, transfer or other disposition of any portion of its assets or any interest therein currently owned by Tahoe and its subsidiaries, whether by asset sale, transfer of shares or otherwise, or the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of Tahoe or any of its subsidiaries);

(v)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Tahoe Material Adverse Effect has been incurred;

(vi)

no member of the Tahoe Group, or any of the directors, officers, employees, consultants or auditors of Tahoe and its subsidiaries, has received or otherwise had or obtained knowledge of any fraud or complaint, allegation, assertion or Claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of any member of the Tahoe Group or their respective internal accounting controls;

(vii)	other than in the ordinary course of business, there has not been any change in the accounting practices used by Tahoe and its subsidiaries;

(viii)

there has not been any redemption, repurchase or other acquisition of the Tahoe Shares by Tahoe, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Tahoe Shares, except as disclosed in the Tahoe Disclosure Record;

(ix)	there has not been a change in the level of accounts receivable or payable, inventories or employees;

(x)	there has not been any entering into, or an amendment of or termination or expiry of, any Tahoe Material Contract;

(xi)	there has not been any satisfaction or settlement of any Claims or liabilities that were not reflected in the Tahoe Financial Statements;

(xii)	there has not been any increase in the salary, bonus, or other remuneration payable to any non- executive employees of any of Tahoe or its subsidiaries;

(xiii)	there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Tahoe or its subsidiaries;

(xiv)	Tahoe has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Tahoe Shares;

(xv)	Tahoe has not materially amended the Tahoe Incentive Plans, the Tahoe Share Appreciation Rights Plan or the Tahoe Shareholder Rights Plan; and

(xvi)	Tahoe has not agreed, announced, resolved or committed to do any of the foregoing.

(n)	Compliance with Laws.

(i)

No member of the Tahoe Group is in conflict with, or in default (including cross defaults) under or in violation of: (A) its constating documents or, as applicable, equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected, including without limitation, [redacted to protect sensitive confidential information.]

(ii)

Each member of the Tahoe Group has conducted and is conducting the business thereof in compliance in all respects with all applicable Laws, tariffs and directives of each jurisdiction in which it carries on business and possesses all Authorizations issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, is in compliance with the terms and conditions of all such Authorizations and with all Laws, tariffs and directives, and no member of the Tahoe Group has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such Authorization.

(iii)

No member of the Tahoe Group and, to the knowledge of Tahoe, none of their respective directors, officers, supervisors, managers, agents or employees has: (A) violated any applicable anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practice Act or the Guatemala Ley Contra el Lavado de Dinero y Otros Actives , (B) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which the Tahoe Group has assets or any other jurisdiction other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iv)

The operations of Tahoe and each of its subsidiaries are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non- Governmental Authority involving Tahoe or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Tahoe, threatened.

(o)

Permits. Each of Tahoe and its subsidiaries has obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the assets of Tahoe or its subsidiaries (including in respect of the Tahoe Properties) or otherwise in connection with the current business or operations of Tahoe or its subsidiaries, and such authorizations are in full force and effect. Tahoe and its subsidiaries have fully complied with and are in compliance with all Authorizations. Except as disclosed in Section 3.2(o) of the Tahoe Disclosure Letter, there is no action, investigation or proceeding pending or, to the knowledge of Tahoe, threatened regarding any of the Authorizations. Neither Tahoe nor any of its subsidiaries has received any notice, whether written or oral, of revocation or non- renewal of any such Authorizations, or of any intention of any person to revoke or refuse to renew any of such Authorizations, and all such Authorizations continue to be effective in order for Tahoe and its subsidiaries to continue to conduct their respective businesses as they are currently being conducted.

(p)

Litigation. Except as disclosed in Section 3.2(p) of the Tahoe Disclosure Letter, there are no Proceedings against or involving Tahoe or any of its subsidiaries (whether in progress or, to the knowledge of Tahoe, threatened) that, if adversely determined, would prevent or significantly impede or materially delay the completion of the Arrangement, or would prevent or significantly impede the conduct of business, in the manner such business is currently being conducted, by Tahoe and its subsidiaries. Except as disclosed in Section 3.2(p) of the Tahoe Disclosure Letter, to the knowledge of Tahoe, there is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against Tahoe or any of its subsidiaries in respect of its businesses, properties or assets that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(q)

Insolvency. No act or proceeding has been taken by or against Tahoe or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Tahoe or its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Tahoe or its subsidiaries or any of its properties or assets nor, to the knowledge of Tahoe, is any such act or proceeding threatened. Neither Tahoe nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither Tahoe nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Tahoe or any of its subsidiaries to conduct their business in all material respects as it is currently being conducted, or that has had or would reasonably be expected to have, individually or in the aggregate, a Tahoe Material Adverse Effect or, would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(r)	Operational Matters. Except as disclosed in Section 3.2(r) of the Tahoe Disclosure Letter:

(i)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Tahoe and its subsidiaries, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(ii)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Contracts and agreements to which Tahoe or any of its subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(s)	Mineral Rights. Each of Tahoe and its subsidiaries:

(i)

has good and sufficient title, free and clear of any title defect or Liens, to all of its interests in the Tahoe Properties, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land but excluding the Tahoe Mineral Rights (as defined below) (collectively, the “Tahoe Real Property Interests”), and the Tahoe Real Property Interests permit the use of land by Tahoe and its subsidiaries necessary to permit the operation of their respective businesses as presently conducted or contemplated to be conducted to the exclusion of all other persons;

(ii)

holds its mineral concessions, claims, leases, licenses, permits, access rights and other rights and interests necessary to explore for, develop, mine or produce minerals, ore or metals for development purposes on the Tahoe Properties, as more specifically described in Section 3.2(s)(ii) of the Tahoe Disclosure Letter (collectively, the “ Tahoe Mineral Rights”), free and clear of any Liens; and

(iii)	does not own or have any interest in any material real property or holds any material mineral rights or interests other than the Tahoe Real Property Interests and the Tahoe Mineral Rights;

(t)

Title Opinion. Tahoe has made available to Rio Alto copies of the most recent title opinions in its possession. Tahoe has no reason to believe that if similar title opinions were requested today, they would be less favourable with respect to the properties covered, it being recognized that since the date of such title opinions, additional properties have been acquired.

(u)	Ownership. Except as disclosed in Section 3.2(u) of the Tahoe Disclosure Letter, and applying customary standards in the mining industry of the applicable jurisdiction:

(i)

Tahoe and its subsidiaries are the legal and/or beneficial owners of all right, title and interest in and to the Tahoe Real Property Interests and the Tahoe Mineral Rights held by each of them, free and clear of all Liens, pursuant to valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, and no member of the Tahoe Group is in default of any of the provisions of such documents, agreements and instruments nor has any such default been alleged;

(ii)

the Tahoe Real Property Interests and the Tahoe Mineral Rights comprising the Tahoe Group’s properties have been properly located and recorded/registered (or in process of being recorded or registered) in compliance with applicable Laws and the Tahoe Mineral Rights are comprised of valid and subsisting mineral claims;

(iii)

the Tahoe Real Property Interests and the Tahoe Mineral Rights are in good standing under applicable Laws, all assessment work required to be performed and filed under the Tahoe Real Property Interests and the Tahoe Mineral Rights has been performed and filed, all related taxes and other payments have been paid and all related filings have been made;

(iv)	there are no restrictions on the ability of the Tahoe Group to use, transfer or exploit the Tahoe Real Property Interests or Tahoe Mineral Rights, except pursuant to the applicable Law;

(v)

the Tahoe Mineral Rights are sufficient to permit the operation of the respective businesses of the Tahoe Group as presently conducted or contemplated to be conducted, and no member of the Tahoe Group has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Tahoe Mineral Rights;

(vi)	there is no Claim against or challenge to the title of Tahoe or any of its subsidiaries, or their respective ownership of, the Tahoe Real Property Interests or Tahoe Mineral Rights;

(vii)

the employees, agents and Representatives of each member of the Tahoe Group have free and unrestricted access to the Tahoe Properties and have not been prevented or restrained in any manner from exercising their rights of access;

(viii)	each member of the Tahoe Group has the exclusive right to deal with the Tahoe Real Property Interests and the Tahoe Mineral Rights;

(ix)

no other person has any interest in the Tahoe Real Property Interests or the Tahoe Mineral Rights or the production from any of the underlying properties or mineral deposits or any right to acquire any such interest;

(x)

there are no back-in rights, earn-in rights, rights of first refusal or similar provisions that would affect the interest of the Tahoe Group in the Tahoe Real Property Interests or the Tahoe Mineral Rights;

(xi)

no member of the Tahoe Group has received any notice, whether written or oral, from any Governmental Authority of any revocation or intention to revoke or amend any of their respective interests in any of the Tahoe Real Property Interests or the Tahoe Mineral Rights and there is no reasonable basis to expect that such a revocation or amendment of any of their respective interests in any of the Tahoe Real Property Interests or the Tahoe Mineral Rights may occur;

(xii)	there are no illegal or informal or unauthorized mining activities carried on in the areas covered by either the Tahoe Real Property Interests or the Tahoe Mineral Rights;

(xiii)

neither the areas covered by the Tahoe Real Property Interests nor the Tahoe Mineral Rights, or parts thereof, are occupied or encroached upon by any persons, whether with or without the consent of Tahoe or any of its subsidiaries;

(xiv)	neither the areas covered by the Tahoe Real Property Interests nor the Tahoe Mineral Rights, or parts thereof, have been declared as a “Protected Natural Area” by any Governmental Authority; and

(xv)

except as disclosed in Section 3.2(u) of the Tahoe Disclosure Letter, neither the areas covered by the Tahoe Real Property Interests nor the Tahoe Mineral Rights, or parts thereof or any constructions, remains or similar elements located on them, have been declared as a “Protected Archaeological Site” by any Governmental Authority.

(v)

Expropriation. No Tahoe Properties or any other property or asset of Tahoe or any of its subsidiaries (including any Tahoe Real Property Interests or Tahoe Mineral Rights) has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Tahoe, is there any intent or proposal to give any such notice or to commence any such proceeding.

(w)

Mineral Reserves and Resources. The mineral reserves and mineral resources for the Tahoe Real Property Interests or the Tahoe Mineral Rights were prepared in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with all applicable Laws, including the requirements of NI 43- 101. There has been no reduction in the aggregate amount of estimated mineral resources or mineral reserves of Tahoe and its subsidiaries, taken as a whole, from the amounts set forth in the Tahoe Disclosure Record, other than as a result of production activities. All information regarding the Tahoe Real Property Interests or the Tahoe Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Tahoe Disclosure Record on or before the date hereof.

(x)	Technical Report.

(i)	The Escobal Mine is the only material property of Tahoe for the purposes of NI 43-101;

(ii)

The technical report prepared for Tahoe by M3 Engineering & Technology Corporation entitled “Escobal Mine Guatemala - 43- 101 Feasibility Study” with an effective date of November 5, 2014 (the “ Tahoe Technical Report”) complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral reserves and mineral resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. Tahoe does not have knowledge of a change in any production, cost, price, reserves, resources or other relevant information provided since the date such information was provided;

(iii)

Tahoe has made available to the authors of the Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided;

(iv)	All of the material assumptions underlying the resource estimates in the Technical Reports are reasonable and appropriate;

(v)	The estimates of mineral reserves and mineral resources as described in the Tahoe Disclosure Record comply in all material respects with NI 43 -101; and

(vi)

Tahoe is in compliance in all material respects with the provisions of NI 43- 101, has filed all technical reports required thereby, and there has been no change of which Tahoe is or should be aware that would disaffirm or change any aspect of the Technical Reports or that would require the filing of a new technical report under NI 43- 101.

(y)

NGOs and Community Groups. No material dispute between Tahoe or any of its subsidiaries and any non-governmental organization, community, or community group that will have a Tahoe Material Adverse Effect exists or, to the best of Tahoe’s knowledge, is threatened or imminent with respect to any of Tahoe’s or any of its subsidiaries’ properties or operations.

(z)	Taxes.

(i)

Each member of the Tahoe Group has duly filed at the prescribed time, all Returns required to be filed by them for periods prior to the date hereof and all such Returns are materially complete and correct.

(ii)

Each member of the Tahoe Group has paid at the prescribed time all Taxes, including all assessments and reassessments and all other Taxes due and payable by them, which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the Tahoe Interim Financial Statements. Tahoe and its subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published Tahoe Interim Financial Statements for any Taxes of Tahoe and each of its subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Returns. Since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, to the knowledge of Tahoe proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(iii)

No material deficiencies, litigation, proposed adjustments or, to the knowledge of Tahoe, any audits exist or have been asserted with respect to Taxes of any member of the Tahoe Group, and no member of the Tahoe Group is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Tahoe, threatened against Tahoe or any of its subsidiaries or any of their respective assets.

(iv)

No Claim with respect to Taxes has been made by any Governmental Authority in a jurisdiction where Tahoe or any of its subsidiaries does not file Returns that Tahoe or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	There are no Liens with respect to Taxes upon any of the assets of Tahoe or any of its subsidiaries.

(vi)

Tahoe and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority when required by Law to do so.

(vii)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any Claim with respect to Taxes for, or the period for the collection or assessment or reassessment of, Taxes due from Tahoe or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(viii)

Tahoe and each of its subsidiaries has made available to Tahoe true and complete copies of all Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(ix)

There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to Tahoe or any of its subsidiaries. Except in the ordinary course of business no member of the Tahoe Group has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that has effect for any period ending after the date hereof.

(x)	Tahoe is not a non-resident of Canada within the meaning of the Tax Act. Each of Tahoe’s subsidiaries is a non-resident of Canada within the meaning of the Tax Act.

(xi)	No member of the Tahoe Group has claimed any reserves in computing its income for purposes of the Tax Act or for purposes of any equivalent foreign Tax Law applying to or any of its subsidiaries.

(xii)	No member of the Tahoe Group is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation.

(xiii)

Each of Tahoe and its subsidiaries has in a reasonable and timely manner, documented its transfer pricing methodologies in compliance with Section 247 of the Tax Act. Records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been made and obtained by Tahoe and each of its subsidiaries with respect to all material transactions between Tahoe or any of its subsidiaries and any non- resident person (within the meaning of the Tax Act) with whom Tahoe or any of its subsidiaries was not dealing at arm’s length within the meaning of the Tax Act.

(xiv)

To the knowledge of Tahoe, no circumstances exist or could reasonably be expected to arise as a result of matters existing before the date hereof that may result in Tahoe or any of its subsidiaries being subject to the application of section 160 of the Tax Act.

(aa)	Contracts.

(i)	For the purpose of this Agreement a “Tahoe Material Contract” shall mean any Contract of Tahoe that is disclosed in Section 3.2(aa) of the Tahoe Disclosure Letter.

(ii)

Except as disclosed in Section 3.2(aa) of the Tahoe Disclosure Letter, Tahoe and its subsidiaries have performed all respective obligations required to be performed by them to date under the Tahoe Material Contracts. Neither Tahoe nor any of its subsidiaries is in breach or default under any Tahoe Material Contract to which it is a party or bound, nor does Tahoe have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. Neither Tahoe nor any of its subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Tahoe, does there exist any condition which, with the passage of time or the giving of notice or both, would result in such a breach or default under) any such Tahoe Material Contract by any other party thereto. All Tahoe Material Contracts (i) are legal, valid, binding and in full force and effect and are enforceable by Tahoe (or its subsidiary) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’; rights generally, and to general principles of equity); (ii) are the product of fair and arms’; length negotiations between the parties thereto; and (iii) except as disclosed in Section 3.2(aa) of the Tahoe Disclosure Letter, do not, by their terms, require the consent of any parties thereto to the Arrangement.

(iii)

In accordance with Section 3.2(aa) of the Tahoe Disclosure Letter and other than the Tahoe Material Contracts, there are no Contracts to which any member of the Tahoe Group is a party or by which any of their assets, rights or properties are bound, that if terminated or modified, would have a Tahoe Material Adverse Effect.

(bb)	Environment. Except as disclosed in Section 3.2(bb) of the Tahoe Disclosure Letter:

(i)	the operations of each member of the Tahoe Group have been conducted, and are now, in compliance with all Environmental Laws;

(ii)

each member of the Tahoe Group is in possession of, and in compliance with, all Environmental Approvals that are required to own, occupy, lease and operate the Tahoe Real Property Interests and the Tahoe Mineral Rights and to conduct their respective business as they are now being conducted, including but not limited to, providing such guarantees and undertakings and issuing such bonds as may be required under any Environmental Law or by any Governmental Authority to secure the performance of any environmental obligations;

(iii)

no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities (including, but not limited to, fines, compensation requests or administrative or judicial claims) presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Tahoe and its subsidiaries and there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)

neither Tahoe nor any of its subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any work, repairs, construction or expenditures;

(v)

none of Tahoe and its subsidiaries has received from any person or Governmental Authority any notice, formal or informal, of any Claim, liability or potential liability arising under any Environmental Law that is pending, or to the knowledge of Tahoe, threatened, against Tahoe or any of its subsidiaries;

(vi)

except as disclosed in Section 3.2(bb) of the Tahoe Disclosure Letter, no Claims are currently pending or, to the knowledge of Tahoe, threatened against any of Tahoe and its subsidiaries alleging a breach of any Environmental Laws;

(vii)

there are no changes in the status, terms or conditions of any Environmental Approvals held by Tahoe or any of its subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Authority of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Tahoe or any of its subsidiaries following the Effective Date;

(viii)

neither the Tahoe Real Property Interests nor the Tahoe Mineral Rights have been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws. Neither Tahoe or Tahoe’s subsidiaries nor any other person in control of the Tahoe Real Property Interests and the Tahoe Mineral Rights, has caused or permitted the release of any Hazardous Substances at, in, on, under or from any Tahoe Real Property Interest or Tahoe Mineral Right, except in material compliance with all Environmental Laws;

(ix)

all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Tahoe Real Property Interests or the Tahoe Mineral Rights have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws;

(x)	there are no Hazardous Substances at, in, on, under or migrating from any Tahoe Real Property Interest or Tahoe Mineral Right, except in material compliance with all Environmental Laws;

(xi)

Tahoe and its subsidiaries have made available to Rio Alto all audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters;

(xii)	Tahoe and its subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws;

(xiii)

none of Tahoe or its subsidiaries have any obligations to indemnify, defend, hold harmless or compensate any person in relation to any Claims or liabilities suffered or incurred by such person arising out of any breach or alleged breach of any Environmental Laws, including but not limited to, the release or discharge of any Hazardous Substance.

(cc)	Insurance.

(i)

Tahoe has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Tahoe nor any of its subsidiaries has failed to make a claim thereunder on a timely basis.

(ii)

All insurance policies of Tahoe are listed in the Tahoe Disclosure Letter and each of such policies and other forms of insurance is in full force and effect on the date hereof and Tahoe will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or, to the knowledge of Tahoe, other) notice of cancellation or termination has been received by Tahoe or any of its subsidiaries with respect to any such policy.

(dd)

Books and Records. The corporate records and minute books of Tahoe and each of its subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of Tahoe and its subsidiaries are complete and accurate. The corporate minute books for Tahoe and its subsidiaries contain minutes of all meetings and resolutions of the directors and securityholders. The financial books and records and accounts of Tahoe and its subsidiaries: (i) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (ii) in the case of Tahoe’s subsidiaries, accurately and fairly reflect the transactions and dispositions of assets of Tahoe and its subsidiaries; and (iii) in the case of Tahoe’s subsidiaries, accurately and fairly reflect the basis for Tahoe’s consolidated financial statements.

(ee)

Non-Arm’s Length Transactions. Except for the Tahoe Shareholders’ Agreement and employment or employment compensation agreements entered into in the ordinary course of business, there are no current Contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Tahoe or any of its subsidiaries) between Tahoe or any of its subsidiaries and on the one hand, and any (i) officer or director of Tahoe or any of its subsidiaries, (ii) any holder of record or, to the knowledge of Tahoe, beneficial owner of five percent or more of the voting securities of Tahoe, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(ff)

Financial Advisors or Brokers. Except as disclosed in Section 3.2(ff) of the Tahoe Disclosure Letter, Tahoe has not incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’;s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to Tahoe, other than with respect to the Financial Advisors to Tahoe. Tahoe has provided to Rio Alto correct and complete copies of the agreements under which the Financial Advisors to Tahoe have agreed to provide services to Tahoe.

(gg)

Tahoe Board Approval. The Tahoe Board, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously resolved to recommend that the Tahoe Shareholders vote in favour of the Share Issuance Resolution. Each director, executive officer and principal shareholder of Tahoe intends to vote all Tahoe Shares held by him or her in favour of the Arrangement Resolution. and has agreed that the news release referred to in Section 2.1(b) may so state and that references to such intention may be made in the Circular and other documents relating to the Arrangement.

(hh)

Data Room Information. All Tahoe Diligence Information provided is true and correct in all respects and does not contain any omissions as at its respective date as stated therein, or, if any Tahoe Diligence Information is undated, as of the date of its delivery to the data site for purposes of the transactions contemplated by this Agreement. None of the Tahoe Diligence Information has been amended except as provided in the Tahoe Diligence Information. Additionally, all information provided to Rio Alto in relation to the Rio Alto’s due diligence requests, including information not provided in the Tahoe Diligence Information, is true and correct in all respects and does not contain any omissions as at its respective date as stated therein and has not been amended except as provided to Rio Alto. Tahoe acknowledges that Rio Alto is relying on all information provided by Tahoe to them in entering into this Agreement.

(ii)

Tahoe Shareholder Rights Plans. Other than the Tahoe Shareholder Rights Plan and the Tahoe Shareholders’ Agreement, Tahoe is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Tahoe or any of its subsidiaries.

(jj)

Arrangements with Securityholders. Other than the Tahoe Support Agreements and this Agreement, Tahoe does not have any agreement, arrangement or understanding (whether written or oral) with respect to Rio Alto or any of its securities, businesses or operations, with any shareholder of Rio Alto, any interested party of Rio Alto or any related party of any interested party of Rio Alto, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(kk)

Relationships with Customers, Suppliers, Distributors and Sales Representatives. Tahoe has not received any written notice that any customer, supplier, service provider, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Tahoe or any subsidiary, and, to the knowledge of Tahoe, no such action has been threatened.

(ll)	United States Matters.

(i)	Tahoe is not incorporated in the United States, but the principal office of Tahoe is located in the State of Nevada in the United States.

(ii)	Tahoe is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(iii)	Tahoe is not registered and is not required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(mm)

Restrictions on Business Activities. Except as disclosed in Section 3.2(mm) of the Tahoe Disclosure Letter, there is no agreement, judgment, injunction, order or decree binding upon any member of the Tahoe Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of Tahoe or any of its subsidiaries, any acquisition of property by Tahoe or any of its subsidiaries, or the conduct of business by Tahoe or any of its subsidiaries, as currently conducted (including following the transactions contemplated by this Agreement).

(nn)

Internal Controls; Disclosure Controls. Management of Tahoe has designed a process of internal control over financial reporting (as such term is defined in NI 52-109 and Rule 13a-15(f) under the U.S. Exchange Act) for Tahoe providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109 and Rule 13a-15 under the U.S. Exchange Act. Since January 1, 2012, neither Tahoe nor any director, officer, employee, auditor, accountant or representative of Tahoe has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Tahoe or its internal accounting controls, including any complaint, allegation, assertion or claim that Tahoe has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Tahoe Board.

(oo)

Fairness Opinion. The Tahoe Board has received the Tahoe Fairness Opinion in oral form from one of the Fairness Advisors, which opinion has not been modified, amended, qualified or withdrawn. A true and complete copy of the written Tahoe Fairness Opinion will be provided by Tahoe to Rio Alto promptly following delivery by one of the Financial Advisors to Tahoe.

(pp)

Full Disclosure. The information and statements contained in this Agreement are true and correct and together with the Tahoe Disclosure Record and the Tahoe Disclosure Letter, constitute full, true and plain disclosure of all material facts relating to Tahoe and its subsidiaries on a consolidated basis, contain no misrepresentations.

(qq)	Investment Canada Act. Tahoe is a not a non-Canadian within the meaning of the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended.

(rr)	Peruvian Corporate Law. No Peruvian Corporate Rights of First Refusal or Peruvian Corporate Pre-Emptive Rights are triggered by the Arrangement.

3.3	Survival of Representations and Warranties

No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties. The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

ARTICLE 4
COVENANTS

4.1	Covenants of Rio Alto Regarding the Conduct of Business

Rio Alto covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless Tahoe otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, or expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law:

(a)

the businesses of Rio Alto and its subsidiaries will be conducted only in the ordinary course of business and in accordance with the Rio Alto Budget, Rio Alto and its subsidiaries will comply with the terms of all Rio Alto Material Contracts and Rio Alto and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group;

(b)

in addition, Rio Alto will fully cooperate and consult through meetings with Tahoe, as Tahoe may reasonably request, to allow Tahoe to monitor, and provide input with respect to the direction and control of, any activities relating to the operation and exploration of the Rio Alto Properties that may be permitted by Tahoe and will obtain the written consent of Tahoe prior to the public disclosure of exploration results or other technical information and prior to entering into any Contract with a value of $5,000,000 or greater with a term greater than one year;

(c)	Rio Alto will not, directly or indirectly, and shall cause each of its subsidiaries not to:

(i)	alter or amend the articles, charter, by-laws or other constating documents of Rio Alto or any of its subsidiaries;

(ii)	split, divide, consolidate, combine or reclassify the Rio Alto Shares or any other securities of Rio Alto or any of its subsidiaries;

(iii)

issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Rio Alto Shares or other securities of Rio Alto or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Rio Alto Shares or other securities of Rio Alto or its subsidiaries, other than the issuance of Rio Alto Shares issuable pursuant to the terms of Rio Alto Options, SGC Options and Rio Alto Warrants outstanding on the date hereof;

(iv)

redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Rio Alto Shares or other securities or securities convertible into or exchangeable or exercisable for Rio Alto Shares or any such other securities or any shares or other securities of its subsidiaries;

(v)	amend the terms of any securities of Rio Alto or any of its subsidiaries;

(vi)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Rio Alto or any of its subsidiaries;

(vii)	reorganize, amalgamate or merge with any other person and will not cause or permit any of its subsidiaries to reorganize, amalgamate or merge with any other person;

(viii)	create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any Joint Ventures;

(ix)

make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Rio Alto Disclosure Record, as required by applicable Laws or under IFRS; or

(x)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(d)

Rio Alto will immediately notify Tahoe orally and then promptly notify Tahoe in writing of (i) any “material change” (as defined in the Securities Act) in relation to Rio Alto or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Rio Alto Material Adverse Effect, (iii) any breach of this Agreement by Rio Alto, or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied;

(e)	except as contemplated in the Rio Alto Budget, Rio Alto will not, and will not cause or permit any of its subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i)	sell, pledge, lease, licence, dispose of or encumber any assets or properties of Rio Alto or any of its subsidiaries;

(ii)

acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(iii)

incur any expenses (except as contemplated in the Rio Alto Budget) or incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(iv)

pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Interim Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v)

engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of Rio Alto in the manner such existing businesses generally have been carried on or (as disclosed in the Rio Alto Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement;

(vi)	except as provided for in the Rio Alto Budget in respect of any Rio Alto Property, expend or commit to expend any amounts with respect to expenses for such Rio Alto Property; or

(vii)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f)	Rio Alto will not, and will not cause or permit any of its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value;

(ii)

except in connection with matters otherwise permitted under this Section 4.1, enter into any Contract which would be a Rio Alto Material Contract if in existence on the date hereof, or terminate, cancel, extend, renew or amend, modify or change any Rio Alto Material Contract;

(iii)

enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(iv)	enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(g)

Neither Rio Alto nor any of its subsidiaries will, except in the ordinary course of business or pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof, and except as is necessary to comply with applicable Laws:

(i)	grant to any officer, director, employee or consultant of Rio Alto or any of its subsidiaries an increase in compensation in any form;

(ii)

grant any general salary increase, fee or pay any bonus or other material compensation to the directors, officers, employees or consultants of Rio Alto and its subsidiaries other than the payment of salaries, fees and benefits in the ordinary course of business as disclosed in Rio Alto Disclosure Letter;

(iii)	take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

(iv)	enter into or modify any employment or consulting agreement with any officer or director of Rio Alto or any of its subsidiaries;

(v)	terminate the employment or consulting arrangement of any senior management employees (including Rio Alto Senior Management), except for cause;

(vi)	increase any benefits payable under its current severance or termination pay policies;

(vii)

adopt or amend or make any contribution to or any award under the Rio Alto Option Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of Rio Alto or any of its subsidiaries; or

(viii)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Rio Alto Option Plan;

(h)	neither Rio Alto nor its subsidiaries will make any loan to any officer, director, employee or consultant of Rio Alto or its subsidiaries;

(i)

Rio Alto will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Rio Alto, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re- insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.8(b), Rio Alto will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(j)

neither Rio Alto nor any of its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(k)

Rio Alto and each of its subsidiaries will (i) duly and timely file all Returns required to be filed by it on or after the date hereof and all such Returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and Rio Alto will not (A) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (B) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Financial Statements) (C) enter into any tax sharing, tax allocation or tax indemnification agreement, (D) make a request for a tax ruling to any Governmental Authority, (E) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment or (F) take any action or enter into any transaction, other than a transaction contemplated by this Agreement, that could reasonably be expected to have the effect of reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Tahoe and its affiliates and its and their respective successors and assigns in respect of the non- depreciable capital properties owned by Rio Alto;

(l)

Rio Alto will not, and will not cause or permit any of its subsidiaries to, settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non- monetary remedy (“Litigation”) or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(m)

Rio Alto will not, and will not cause or permit any of its subsidiaries to, commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, to enforce other obligations of Tahoe or as a result of litigation commenced against Rio Alto);

(n)

Rio Alto will not, and will not cause or permit any of its subsidiaries to, enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of Rio Alto or any of its subsidiaries or, following completion of the transactions contemplated hereby, the ability of Tahoe or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Rio Alto or its subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Tahoe or any of its affiliates, is or would be conducted or (C) any limit or restriction on the ability of Rio Alto or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of Tahoe or any of its affiliates, to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(o)

Rio Alto will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Rio Alto in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Rio Alto Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(p)	as is applicable, Rio Alto will not, and will not cause or permit any of its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing.

4.2	Access to Information

Subject to compliance with applicable Laws and the terms of any existing Contracts, Rio Alto will afford to Tahoe and its Representatives until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Diligence Information and reasonable access during normal business hours and upon reasonable notice, to Rio Alto’s and its subsidiaries businesses, properties, books and records and such other data and information as Tahoe may reasonably request, as well as to its management personnel, subject however to such access not interfering with the ordinary conduct of the businesses of Rio Alto. Subject to compliance with applicable Laws and such requests not materially interfering with the ordinary conduct of the business of Rio Alto, Rio Alto will also make available to Tahoe and its Representatives information reasonably requested by Tahoe for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Rio Alto and Tahoe and its affiliates following completion of the Arrangement. Without limiting the generality of the provisions of the Confidentiality Agreement, Tahoe acknowledges that all information provided to it under this Section 4.2, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

4.3	Covenants of Rio Alto Regarding the Arrangement

(a)          Subject to the terms and conditions of this Agreement, Rio Alto (and where applicable, Subco) shall and shall cause its subsidiaries to perform all obligations required to be performed by Rio Alto or any of its subsidiaries under this Agreement, cooperate with Tahoe in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including, without limiting the generality of the foregoing and without limiting the obligations of Rio Alto in Article 2:

(i)

promptly, and in any event within five Business Days following the date of this Agreement, provide to Tahoe (if such agreement remains in effect and if providing a copy of such agreement is not prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Rio Alto and any third party pursuant to which confidential information of Rio Alto has been provided;

(ii)

use its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Rio Alto from other parties to any Rio Alto Material Contracts in order to complete the Arrangement;

(iii)	use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act;

(iv)	defend all lawsuits or other legal, regulatory or other Proceedings against Rio Alto challenging or affecting this Agreement or the completion of the Arrangement; and

(v)	obtain the Rio Alto Shareholder Approval in accordance with the terms of this Agreement.

(b)          In the event that Tahoe concludes that it is necessary or desirable to proceed with another form of transaction (such as a formal take-over bid or amalgamation) whereby Tahoe or its affiliates would effectively acquire all of the Rio Alto Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having consequences to Rio Alto and its Rio Alto Shareholders which are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), Rio Alto agrees to support the completion of such Alternative Transaction in the same manner as the Arrangement and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction. In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction and all references to time periods regarding the Arrangement, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

4.4	Covenants of Tahoe Regarding the Conduct of Business

Tahoe covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless Rio Alto otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, or expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law:

(a)

the businesses of Tahoe and its subsidiaries will be conducted only in the ordinary course of business, Tahoe and its subsidiaries will comply with the terms of all Tahoe Material Contracts and Tahoe and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group;

(b)	Tahoe will not, directly or indirectly, and shall cause each of its subsidiaries not to:

(i)	alter or amend the articles, charter, by-laws or other constating documents of Tahoe or any of its subsidiaries;

(ii)	split, divide, consolidate, combine or reclassify the Tahoe Shares or any other securities of Tahoe or any of its subsidiaries;

(iii)

other than the grant and issuance of Tahoe deferred share awards and Tahoe Options in the ordinary course of Tahoe’s compensation program and Tahoe Shares on exercise thereof, issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Tahoe Shares or other securities of Tahoe or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Tahoe Shares or other securities of Tahoe or its subsidiaries, other than the issuance of Tahoe Shares issuable pursuant to the terms of Tahoe Deferred Share Awards, Tahoe Options and Tahoe Share Appreciation Rights outstanding on the date hereof;

(iv)

redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Tahoe Shares or other securities or securities convertible into or exchangeable or exercisable for Tahoe Shares or any such other securities or any shares or other securities of its subsidiaries;

(v)	amend the terms of any securities of Tahoe or any of its subsidiaries;

(vi)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Tahoe or any of its subsidiaries;

(vii)	reorganize, amalgamate or merge with any other person and will not cause or permit any of its subsidiaries to reorganize, amalgamate or merge with any other person;

(viii)

make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Tahoe Disclosure Record, as required by applicable Laws or under IFRS; or

(ix)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)

Tahoe will immediately notify Rio Alto orally and then promptly notify Rio Alto in writing of (i) any “material change” (as defined in the Securities Act) in relation to Tahoe or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Tahoe Material Adverse Effect, (iii) any breach of this Agreement by Tahoe, or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 7.2(b) would not be satisfied;

(d)

Tahoe will not, and will not cause or permit any of its subsidiaries to, directly or indirectly, except in connection with this Agreement engage in any material new business, enterprise or other activity that is inconsistent with the existing businesses of Tahoe in the manner such existing businesses generally have been carried on or (as disclosed in the Tahoe Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement or authorize the foregoing, or enter into or modify any Contract to do the foregoing;

(e)

Tahoe will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Tahoe in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Tahoe Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(f)	as is applicable, Tahoe will not, and will not cause or permit any of its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing.

4.5	Covenants of Tahoe Regarding the Arrangement

(a)          Subject to the terms and conditions of this Agreement, Tahoe will perform all obligations required to be performed by it under this Agreement, cooperate with Rio Alto in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including:

(i)

cooperating with Rio Alto in connection with, and using its commercially reasonable efforts to assist Rio Alto in obtaining the waivers, consents and approvals referred to in Section 4.3(a)(ii), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, Tahoe will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(ii)

using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from Tahoe relating to the Arrangement required to be completed prior to the Effective Time;

(iii)

using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Tahoe from other parties to any Tahoe Material Contracts in order to complete the Arrangement;

(iv)	defending all lawsuits or other legal, regulatory or other Proceedings against or relating to Tahoe challenging or affecting this Agreement or the completion of the Arrangement;

(v)

forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated herein and the Plan of Arrangement;

(vi)

apply for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, subject only to the satisfaction by Tahoe of customary listing conditions of the TSX and NYSE;

(vii)

making joint elections with Eligible Holders in respect of the disposition of their Rio Alto Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act;

(viii)	obtaining the Tahoe Shareholder Approval in accordance with the terms of this Agreement; and

(ix)	using its commercially reasonable efforts to obtain a listing of the Tahoe Shares on the BVL following the completion of the Arrangement.

(b)          Tahoe covenants and agrees that Tahoe will not amend any Tahoe Support Agreement without the prior written consent of Rio Alto, which consent will not be unreasonably withheld. Tahoe covenants and agrees that Tahoe will, without delay, take all steps and actions necessary to enforce the Tahoe Support Agreement with its principal shareholder, including, without limitation, seeking injunctive relief and relief in the nature of specific performance.

(c)          Provided that the Effective Date has occurred, Tahoe shall use its commercially reasonable efforts to cause two members of the Tahoe Board to resign as of the Effective Date, with a two directors of Rio Alto to be appointed to the Tahoe Board after such resignation, and, at such time, Kevin McArthur will become the Executive Chairman and Alex Black will become the Chief Executive Officer of Tahoe.

4.6	Mutual Covenants

Each Party covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 hereof to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Party in connection therewith, including using its commercially reasonable efforts to (i) obtain all approvals required to be obtained by it, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iv) cooperate with the other Party in connection with the performance by it of its obligations hereunder;

(b)

it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; and

(c)

it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Arrangement.

4.7	Covenants Related to Regulatory Approvals

Each Party, as applicable to that Party, covenants and agrees with respect to obtaining all Regulatory Approvals required for the completion of the Arrangement that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

each Party shall use its commercially reasonable efforts to obtain all required Regulatory Approvals and shall cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party;

(b)

each Party shall use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Authority requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party, and each Party shall cooperate with the other Party and shall furnish to the other Party such information and assistance as a Party may reasonably request in connection with preparing any submission or responding to such request or notice from a Governmental Authority;

(c)

each Party shall permit the other Party an opportunity to review in advance any proposed substantive applications, notices, filings, submissions, undertakings, correspondence and communications (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding all required Regulatory Approvals, and shall provide the other Party with a reasonable opportunity to comment thereon and agree to consider those comments in good faith, and each Party shall provide the other Party with any substantive applications, notices, filings, submissions, undertakings or other substantive correspondence provided to a Governmental Authority, or any substantive communications received from a Governmental Authority, in respect of obtaining or concluding the required Regulatory Approvals; and

(d)

each Party shall keep the other Party reasonably informed on a timely basis of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party and, for greater certainty, no Party shall participate in any substantive meeting (whether in person, by telephone or otherwise) with a Governmental Authority in respect of obtaining or concluding the required Regulatory Approvals unless it advises the other Party in advance and, to the extent permitted by such Governmental Authority, gives such other Party an opportunity to attend.

4.8	Indemnification and Insurance

(a)          Tahoe will, or will cause Rio Alto and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Rio Alto and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, arising from facts or events which occurred on or prior to the Effective Date, Rio Alto may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date at a cost not exceeding 200% of Rio Alto’s current annual aggregate premium for directors’ and officers’ liability policies currently maintained by Rio Alto.

(b)          The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of Rio Alto (each such present or former director or officer of Rio Alto being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided by Contracts or agreements to which Rio Alto is a party and in effect as of the date hereof, which are fully and completely disclosed in Rio Alto Disclosure Letter and copies of which have been provided to Tahoe, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and Rio Alto and any successor to Rio Alto (including any Surviving Corporation) shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

4.9	Reorganization

(a)          Rio Alto shall effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as Tahoe may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that Rio Alto need not effect a Pre-Acquisition Reorganization which would impede or materially delay the consummation of the Arrangement.

(b)          Without limiting the foregoing and other than as set forth in clause (a) above, Rio Alto shall use its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and Rio Alto shall cooperate with Tahoe in structuring, planning and implementing any such Pre-Acquisition Reorganization. Tahoe shall provide written notice to Rio Alto of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the date of the Rio Alto Meeting. In addition:

(i)	any Pre-Acquisition Reorganization shall not unreasonably interfere in Rio Alto’s material operations prior to the Effective Time;

(ii)	any Pre-Acquisition Reorganization shall not require Rio Alto to contravene any applicable Laws, its organizational documents or any Rio Alto Material Contract; and

(iii)

Rio Alto shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Rio Alto Shareholder incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization.

(c)          Tahoe acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of Rio Alto hereunder has been breached. Tahoe and Rio Alto shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For greater certainty, Rio Alto shall not be liable for the failure of Tahoe to benefit from any anticipated Tax efficiency as a result of a Pre-Acquisition Reorganization.

(d)          If the Arrangement is not completed, Tahoe will forthwith reimburse Rio Alto for all reasonable fees and expenses actually incurred by Rio Alto in considering and effecting a Pre-Acquisition Reorganization and shall be responsible for the reasonable costs actually incurred by Rio Alto in reversing or unwinding any Pre-Acquisition Reorganization that was effected at Tahoe’s request. The obligation of Tahoe to reimburse Rio Alto as set out in this section will be in addition to any other obligation and shall survive termination of this Agreement indefinitely.

     ARTICLE 5
ADDITIONAL AGREEMENTS

5.1	Acquisition Proposals

(a)          Except as expressly contemplated by this Agreement or to the extent that Tahoe, in its sole and absolute discretion, has otherwise consented to in writing, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, Rio Alto shall not and shall cause its Representatives to not, directly or indirectly through any other person:

(i)

make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or any site visit), or take any other action that facilitates, directly or indirectly, any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal; or

(ii)

participate, directly or indirectly, in any discussions or negotiations with, furnish information to, or otherwise co -operate in any way with, any person (other than Tahoe and its subsidiaries) regarding an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal it being acknowledged and agreed to by Tahoe that the Rio Alto may communicate with any Person for the purposes of clarifying the terms of any proposal, advising such Person of the existence of this Agreement or advising such Person that their proposal does not constitute a Superior Proposal and is not reasonably expected to constitute or lead to a Superior Proposal; or

(iii)

remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding five Business Days after such Acquisition Proposal has been publicly announced shall be deemed to constitute a violation of this Section 5.1(a)(iii)); or

(iv)

make or propose publicly to make a Change of Recommendation unless a Tahoe Material Adverse Effect has occurred, and in the opinion of the Rio Alto Board, acting in good faith and after receiving advice from its outside financial advisors and outside legal counsel, the board is required to make a Change in Recommendation in order to comply with its fiduciary duties; or

(v)

accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.1(c)); or

(vi)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Rio Alto Board of the transactions contemplated hereby .

(b)          Rio Alto and its Representatives and its subsidiaries and their Representatives shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person (other than Tahoe and its subsidiaries) conducted heretofore by Rio Alto or any of its Representatives or its subsidiaries or any of their Representatives with respect to any Acquisition Proposal and, in connection therewith, Rio Alto will discontinue access to any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by Tahoe and its Representatives).

(c)          Notwithstanding anything to the contrary contained in Section 5.1(a), in the event that Rio Alto receives a bona fide written Acquisition Proposal from any person after the date hereof and prior to the Rio Alto Meeting that was not solicited by Rio Alto and that did not otherwise result from a breach of this Section 5.1, and subject to Rio Alto’;s compliance with Section 5.1(d), Rio Alto and its Representatives may (i) contact such person solely to clarify the terms and conditions of such Acquisition Proposal, (ii) furnish information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, provided that (x) Rio Alto provides a copy of such Acceptable Confidentiality Agreement to Tahoe promptly upon its execution and (y) Rio Alto contemporaneously provides to Tahoe any non-public information concerning Rio Alto that is provided to such person which was not previously provided to Tahoe or its Representatives, and (iii) participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (ii) or (iii) above, the Rio Alto Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would be reasonably likely, if consummated in accordance with its terms, to be a Superior Proposal.

(d)          Rio Alto will promptly (and, in any event, within 24 hours) notify Tahoe, at first orally and thereafter in writing, of any Acquisition Proposal (whether or not in writing) received by Rio Alto, any inquiry received by Rio Alto that could reasonably be expected to lead to an Acquisition Proposal, or any request received by Rio Alto for non-public information relating to Rio Alto in connection with an Acquisition Proposal or for access to the properties, books or records of Rio Alto by any person that informs Rio Alto that it is considering making an Acquisition Proposal, and such notice will include a copy of the Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Acquisition Proposal, inquiry or request, and promptly provide to Tahoe such other information concerning such Acquisition Proposal, inquiry or request as Tahoe may reasonably request. Rio Alto will keep Tahoe promptly and fully informed of the status and details (including all amendments) of any such Acquisition Proposal, inquiry or request.

(e)          Except as expressly permitted by this Section 5.1, neither the Rio Alto Board, nor any committee thereof shall permit Rio Alto to accept or enter into any Acquisition Agreement requiring Rio Alto to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person proposing an Acquisition Proposal in the event that Rio Alto completes the transactions contemplated hereby or any other transaction with Tahoe or any of its affiliates.

(f)          Notwithstanding Section 5.1, in the event Rio Alto receives a bona fide Acquisition Proposal that is a Superior Proposal from any person after the date hereof and prior to the Rio Alto Meeting, then the Rio Alto Board may, prior to the Rio Alto Meeting, withdraw, modify, qualify or change in a manner adverse to Tahoe its approval or recommendation of the Arrangement and/or approve or recommend such Superior Proposal or enter into an Acquisition Agreement with respect to such Superior Proposal but only if:

(i)

Rio Alto has given written notice to Tahoe that it has received such Superior Proposal and that the Rio Alto Board has determined that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the Rio Alto Board intends to withdraw, modify, qualify or change in a manner adverse to Tahoe its approval or recommendation of the Arrangement (including the recommendation that the Rio Alto Shareholders vote in favour of the Arrangement Resolution), and/or enter into an Acquisition Agreement with respect to such Superior Proposal in each case promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements) to be executed with the person making such Superior Proposal, and, if applicable, a written notice from the Rio Alto Board regarding the value or range of values in financial terms that the Rio Alto Board has, in consultation with its financial advisors, determined should be ascribed to any non- cash consideration offered in the Superior Proposal;

(ii)

a period of five full Business Days (such period being the “Superior Proposal Notice Period”) shall have elapsed from the date Tahoe received the notice from Rio Alto referred to in Section 5.1(f)(i) and, if applicable, the notice from the Rio Alto Board with respect to any non- cash consideration as contemplated in Section 5.1(f)(i), together with the summary of material terms and copies of agreements referred to therein. During the Superior Proposal Notice Period, Tahoe shall have the right, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement;

(iii)

Rio Alto did not breach any provision of this Section 5.1 in connection with the preparation or making of such Acquisition Proposal and Rio Alto has complied with the other terms of this Section 5.1(f);

(iv)	the Rio Alto Board shall have determined in accordance with Section 5.1(g) that such Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by Tahoe;

(v)	Rio Alto concurrently terminates this Agreement pursuant to Section 6.1(d)(i); and

(vi)	Rio Alto has previously, or concurrently will have, paid to Tahoe the Termination Fee.

(g)          The Rio Alto Board will review in good faith any offer made by Tahoe to amend the terms of this Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. Rio Alto agrees that, subject to Rio Alto’;s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than Rio Alto’;s Representatives, without Tahoe’;s prior written consent. If the Rio Alto Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by Tahoe, Rio Alto will forthwith so advise Tahoe and will promptly thereafter accept the offer by Tahoe to amend the terms of this Agreement and the Arrangement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Rio Alto Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects Tahoe’;s offer to amend this Agreement and the Arrangement, if any, Rio Alto may, subject to compliance with the other provisions hereof, terminate this Agreement in accordance with Section 6.1(d)(i) to enter into an Acquisition Agreement in respect of such Superior Proposal.

(h)          Each successive modification of any Superior Proposal shall constitute a new Superior Proposal for the purposes of Section 5.1(f) and shall require a new five full Business Day Superior Proposal Notice Period from the date described in Section 5.1(f)(ii) with respect to such new Superior Proposal. If the Rio Alto Meeting is scheduled to occur during a Superior Proposal Notice Period, upon the request of Tahoe, Rio Alto shall, adjourn or postpone the Rio Alto Meeting to (i) a date specified by Tahoe that is not later than six Business Days after the date on which the Rio Alto Meeting was originally scheduled to be held, or (ii) if Tahoe does not specify such date to the sixth day after the date on which the Rio Alto Meeting was originally scheduled to be held.

(i)          The Rio Alto Board shall reaffirm its recommendation in favour of the Arrangement by news release promptly after (A) the Rio Alto Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (B) the Rio Alto Board makes the determination referred to in Section 5.1(g) that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal. Tahoe shall be given a reasonable opportunity to review and comment on the form and content of any such news release. Such news release shall state that the Rio Alto Board has determined that such Acquisition Proposal is not a Superior Proposal.

(j)          Rio Alto will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits Rio Alto from (x) providing or making available to Tahoe and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 5.1 or (y) providing Tahoe and its affiliates and Representatives with any other information required to be given to it by Rio Alto under this Section 5.1

(k)          Rio Alto agrees (i) not to release any persons from, or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that Rio Alto entered into prior to the date hereof, (ii) to promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the date hereof or enter into after the date hereof (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of entering into and announcement of this Agreement shall not be a violation of this Section 5.1(k)) . Rio Alto shall forthwith, if provided for in a confidentiality agreement with such person, request the return or destruction of all information provided to any third party that, has entered into a confidentiality agreement with Rio Alto to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(l)          Notwithstanding any of the provisions of this Section 5.1, the Rio Alto Board shall have the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid or tender or exchange offer made for the Rio Alto Shares that it determines is not a Superior Proposal.

(m)          Rio Alto shall ensure that its Representatives are aware of the provisions of this Section 5.1, and Rio Alto shall be responsible for any breach of this Section 5.1 by any of its Representatives.

5.2	Expenses and Termination Fee

(a)	“Termination Fee Event” means any of the following events:

(i)	an Acquisition Proposal shall have been made public or proposed publicly to Rio Alto or the Rio Alto Shareholders after the date hereof and prior to the Rio Alto Meeting, and

(A)	either Rio Alto or Tahoe shall have exercised its respective termination right under Section 6.1(b)(i) or Section 6.1(b)(ii), and

(B)

Rio Alto shall have (x) completed any Acquisition Proposal within twelve months after this Agreement is terminated or (y) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Rio Alto Board shall have recommended any Acquisition Proposal, in each case, within twelve months after this Agreement is terminated, which Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such twelve -month period);

provided, however, that for the purposes of this Section 5.2(a)(i) all references to “20%” in the definition of Acquisition Proposal shall be changed to “50%”;

(ii)	this Agreement shall have been terminated by Tahoe pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii); or

(iii)

this Agreement shall have been terminated by Tahoe pursuant to Section 6.1(c)(iii) or Section 6.1(c)(vi) and Rio Alto shall have (x) completed any Acquisition Proposal within twelve months after this Agreement is terminated or (y) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Rio Alto Board shall have recommended any Acquisition Proposal, in each case, within twelve months after this Agreement is terminated, which Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such twelve month period); and

(iv)	this Agreement shall have been terminated by Rio Alto pursuant to Section 6.1(d)(i) .

(b)          If a Termination Fee Event occurs, Rio Alto shall pay to Tahoe a termination fee of $57.6 million (the “Termination Fee”) by wire transfer in immediately available funds to an account specified by Tahoe. Rio Alto shall pay the Termination Fee to Tahoe on or prior to completion of the applicable Acquisition Proposal (in the case of a Termination Fee Event referred to in Section 5.2(a)(i) or 5.2(a)(iii), within one Business Day following termination of this Agreement (in the case of a Termination Fee Event referred to in Section 5.2(a)(ii)), or prior to or concurrent with termination of this Agreement (in the case of a Termination Fee Event referred to in Section 5.2(a)(iv)) . If Rio Alto does not have sufficient financial resources to pay the Termination Fee, then it shall be a condition of (i) any Superior Proposal referred to in Section 6.1(d)(i), and (ii) any share or asset acquisition referred to in Section 5.2(a)(i)(B) or Section 5.2(a)(iii) where Rio Alto has entered into any agreement to support such share acquisition or to transfer such assets, as applicable, that the person making such Superior Proposal or acquisition, as applicable, shall advance or otherwise provide to Rio Alto the cash required for Rio Alto to pay the Termination Fee, which amount shall be so advanced or provided prior to the date on which Rio Alto is required to pay the Termination Fee. Tahoe acknowledges that in no event shall Rio Alto be obligated to pay more than one Termination Fee pursuant to this Section 5.2.

(c)          Except as otherwise specified herein, each Party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs, fees and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the others from and against any claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder, except in the event this Agreement is terminated in connection with a Termination Fee Event, then Rio Alto shall promptly, but in no event later than the payment by Rio Alto of the Termination Fee, pay the reasonable costs, fees and expenses actually incurred by Tahoe in connection with the negotiation of this Agreement and the transactions contemplated hereby to a maximum amount of $2,500,000 as reimbursement to Tahoe payable by wire transfer in immediately available funds to an account specified by Tahoe.

(d)          Each Party acknowledges that all of the payment amounts set out in this Section 5.2 are payments in consideration for the disposition of Tahoe’;s rights under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which Tahoe will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Rio Alto irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of an amount pursuant to this Section 5.2 in the manner provided herein is the sole and exclusive remedy of Tahoe in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section 5.2, and no payment of any such amount, shall relieve or have the effect of relieving Rio Alto in any way from liability for damages incurred or suffered by Tahoe as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement and nothing contained in this Section 5.2 shall preclude Rio Alto from seeking injunctive relief in accordance with Section 8.13 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

  ARTICLE 6
TERMINATION

6.1	Termination

(a)          Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Rio Alto and Tahoe.

(b)          Termination by either Rio Alto or Tahoe. This Agreement may be terminated by either Rio Alto or Tahoe at any time prior to the Effective Time:

(i)

if the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	if the Rio Alto Meeting is held and the Arrangement Resolution is not approved by the Rio Alto Shareholders in accordance with applicable Laws and the Interim Order;

(iii)	if any Law makes the completion of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non- appealable, or

(iv)	if the Share Issuance Resolution is not approved by the shareholders of Tahoe in accordance with either Section 2.3(b) or 2.3(c) and in accordance with applicable Laws.

(c)          Termination by Tahoe. This Agreement may be terminated by Tahoe at any time prior to the Effective Time if:

(i)

either (A) the Rio Alto Board fails to publicly make a recommendation that the Rio Alto Shareholders vote in favour of the Arrangement Resolution as contemplated in Section 2.2(c), Section 2.5(c) and Section 5.1(i) or Rio Alto or the Rio Alto Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to Tahoe its approval or recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position by Rio Alto and/or the Rio Alto Board with respect to an Acquisition Proposal for a period exceeding five Business Days after an Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, modification, qualification or change), (B) Tahoe requests that the Rio Alto Board reaffirm its recommendation that the Rio Alto Shareholders vote in favour of the Arrangement Resolution and the Rio Alto Board shall not have done so by the earlier of (x) the fifth Business Day following receipt of such request and (y) the Rio Alto Meeting (each of the foregoing a Change of Recommendation”), (C) Rio Alto and/or the Rio Alto Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal, (D) Rio Alto enters into an Acquisition Agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 5.1(c)) or (E) Rio Alto or the Rio Alto Board publicly proposes or announces its intention to do any of the foregoing;

(ii)	Rio Alto breaches any of its material obligations or material covenants set forth in Section 5.1;

(iii)

subject to compliance with Section 6.3, Rio Alto breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied, provided, however, that Tahoe is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied;

(iv)	a Rio Alto Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to be a Rio Alto Material Adverse Effect has occurred;

(v)	the Rio Alto delivers written notice as contemplated in Section 5.1(f)(i);

(vi)	the Rio Alto Meeting has not occurred by April 30, 2015; or

(vii)

the Rio Alto Board proposes to approve and authorize, or approves and authorizes Rio Alto to enter into, a definitive agreement providing for the implementation of a Superior Proposal prior to the Rio Alto Meeting in accordance with Section 5.1(f); or

(d)          Termination by Rio Alto. This Agreement may be terminated by Rio Alto at any time prior to the Effective Time if:

(i)

the Rio Alto Board approves, and authorizes Rio Alto to enter into, a definitive agreement providing for the implementation of a Superior Proposal prior to the Rio Alto Meeting, subject to Rio Alto complying with the terms of Section 5.1 and payment of the Termination Fee and provided that the Rio Alto Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such definitive agreement constitutes a Superior Proposal; or

(ii)

subject to compliance with Section 6.3, Tahoe breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied, provided, however, that Rio Alto is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied; or

(iii)	a Tahoe Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to be a Tahoe Material Adverse Effect has occurred.

6.2	Void upon Termination

f this Agreement is terminated pursuant to Section 6.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder, except that the provisions of this Section 6.2, Section 5.2 and Article 8 (other than Section 8.5 and Section 8.8) shall survive any termination hereof pursuant to Section 6.1, provided, however, that neither the termination of this Agreement nor anything contained in Section 5.2 or this Section 6.2 will relieve any Party from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.1.

6.3	Notice and Cure Provisions

If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date. Neither Rio Alto nor Tahoe may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 hereof or exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith and in any event prior to the Effective Time the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 10 Business Days from such notice. If such notice has been given prior to the date of the Rio Alto Meeting and the Tahoe Meeting, such meeting, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

 ARTICLE 7
CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by Tahoe and Rio Alto at any time:

(a)	the Arrangement Resolution will have been approved by the Rio Alto Shareholders at the Rio Alto Meeting in accordance with the Interim Order and applicable Laws;

(b)	the Tahoe Shareholder Approval shall have been received from the shareholders of Tahoe in accordance with either Section 2.3(b) or Section 2.3(f);

(c)

each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of Rio Alto and Tahoe, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either Rio Alto or Tahoe, each acting reasonably, on appeal or otherwise;

(d)

the necessary conditional approvals or equivalent approvals, as the case may be, of the TSX and the NYSE will have been obtained for the listing of the Consideration Shares to be issued pursuant to the Arrangement;

(e)

no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(f)

the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable state securities Laws, provided, however, that Rio Alto shall be not entitled to the benefit of the conditions in this Section 7.1(f), and shall be deemed to have waived such condition in the event that Rio Alto fails to advise the Court prior to hearing in respect of the Interim Order that Tahoe intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’;s approval of the Arrangement and comply with the requirements set forth in Section 2.11 and the Final Order shall reflect such reliance; and

(g)	this Agreement shall not have been terminated in accordance with its terms.

7.2	Additional Conditions Precedent to the Obligations of Rio Alto

The obligation of Rio Alto to complete the Arrangement will be subject to the satisfaction, or waiver by Rio Alto, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of Rio Alto and which may be waived by Rio Alto at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Rio Alto may have:

(a)	Tahoe will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)

the representations and warranties of Tahoe in Section 3.2 will be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) and except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement or (ii) for breaches of representations and warranties which individually or in the aggregate would not prevent or significantly impede or materially delay the completion of the Arrangement;

(c)	Tahoe will have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Consideration Shares;

(d)

Rio Alto will have received a certificate of Tahoe signed by a senior officer of Tahoe and dated the Effective Date certifying that the conditions set out in Section 7.2(a), Section 7.2(b) and 7.2(f) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(e)

Tahoe shall have delivered evidence satisfactory to Rio Alto, acting reasonably, of the approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, subject only to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be;

(f)

there shall not have occurred, prior to the date hereof a Tahoe Material Adverse Effect that has not been publicly disclosed or disclosed to Rio Alto in writing by Tahoe prior to the date hereof and, between the date hereof and the Effective Date, there has not occurred a Tahoe Material Adverse Effect or any event, occurrence, circumstance or development that would reasonably be expected to have a Tahoe Material Adverse Effect;

(g)

all waivers, consents, permits, approvals, releases, licences or authorizations under or pursuant to any Tahoe Material Contract which Tahoe has determined are necessary in connection with the completion of the Arrangement, will have been obtained on terms which are satisfactory to Tahoe, acting reasonably;

(h)

each of the principal shareholder of Tahoe, and the directors and officers of Tahoe shall have entered into a Tahoe Support Agreement (in form and substance satisfactory to Rio Alto) with Tahoe on the date of this Agreement, none of such Tahoe Support Agreements shall have been terminated and none of the principal shareholders of Tahoe, or the directors and officers of Tahoe shall have breached, in any material respect, any of the representations, warranties and covenants thereof.

7.3	Additional Conditions Precedent to the Obligations of Tahoe

The obligation of Tahoe to complete the Arrangement will be subject to the satisfaction, or waiver by Tahoe, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of Tahoe and which may be waived by Tahoe at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Tahoe may have:

(a)	Rio Alto will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)

the representations and warranties of Rio Alto in Section 3.1 will be true and correct (disregarding for this purpose all materiality or Rio Alto Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement or (ii) for breaches of representations and warranties (other than those contained in Sections 3.1(g) (Capitalization), 3.1(r) (Mineral Rights) and 3.1(s) (Ownership)) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Rio Alto Material Adverse Effect or prevent or significantly impede or materially delay the completion of the Arrangement, it being understood that it is a separate condition precedent to the obligations of Tahoe hereunder that the representations and warranties made by Rio Alto in Sections 3.1(g) (Capitalization), 3.1(r) (Mineral Rights) and 3.1(s) (Ownership) must be accurate in all respects when made and as of the Effective Date;

(c)

Tahoe will have received a certificate of Rio Alto signed by a senior officer of Rio Alto and dated the Effective Date certifying that the conditions set out in Section 7.3(a), Section 7.3(b), Section 7.3(d) and Section 7.3(e) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(d)

Rio Alto Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Rio Alto Shareholders representing not more than 5% of the Rio Alto Shares then outstanding);

(e)

Tahoe shall have determined in its sole and absolute discretion, that there has not occurred, prior to the date hereof a Rio Alto Material Adverse Effect that has not been publicly disclosed or disclosed to Tahoe in writing by Rio Alto prior to the date hereof and, between the date hereof and the Effective Time, there has not occurred a Rio Alto Material Adverse Effect or any event, occurrence, circumstance or development that would reasonably be expected to have a Rio Alto Material Adverse Effect;

(f)	Rio Alto shall have provided Tahoe with a favourable title opinions in a form and substance satisfactory to Tahoe with respect to each of the Material Properties dated as of the Effective Date;

(g)

all waivers, consents, permits, approvals, releases, licences or authorizations under or pursuant to any Rio Alto Material Contract which Tahoe has determined are necessary in connection with the completion of the Arrangement, will have been obtained on terms which are satisfactory to Tahoe, acting reasonably;

(h)	the Plan of Arrangement shall not have been modified or amended in a manner adverse to Tahoe without Tahoe’s consent in its sole and absolute discretion;

(i)	there shall not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)

prohibition or restriction on the acquisition by Tahoe of any Rio Alto Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement;

(ii)	prohibition or material limit on the ownership by Tahoe of Rio Alto or any material portion of their respective businesses; or

(j)	imposition of limitations on the ability of Tahoe to acquire or hold, or exercise full rights of ownership of, any Rio Alto Shares, including the right to vote such Rio Alto Shares; and

(k)

each of the Supporting Rio Alto Shareholders shall have entered into a Rio Alto Support Agreement (in form and substance satisfactory to Tahoe) with Tahoe on the date of this Agreement, none of such Rio Alto Support Agreements shall have been terminated and none of the Supporting Rio Alto Shareholders shall have breached, in any material respect, any of the representations, warranties and covenants thereof.

ARTICLE 8
GENERAL

8.1	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

(a)	if to Tahoe as follows

Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, NV, 89511
Attention: General Counsel

Attention: Edie Hofmeister
	Telephone:	775 448 5805
	Facsimile:	775 562 2628

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
Canada M5H 3C2

	Attention:	Paul Stein
	Fax:	416 350 6949
	Email:	pstein@casselsbrock.com

(b)	if to Rio Alto:

Rio Alto Mining Ltd.
Suite 1950- 400 Burrard Street
Vancouver, BC V6C 3A6

	Attention:	Alex Black
	Facsimile No.:	866 393 4493
	E-mail:	alexb@rioaltomining.com

with a copy (which will not constitute notice) to:

Davis LLP
1000, 250 - 2nd Street SW
Calgary, AB T2P 0C1

	Attention:	Daniel Kenney
	Facsimile:	403 213 4460
	Email:	dkenney@davis.ca

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

8.2	Assignment

Rio Alto agrees that Tahoe may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of Tahoe, provided that Tahoe shall continue to be liable jointly and severally with such subsidiary for all obligations hereunder. Subject to the foregoing, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

8.3	Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

8.4	Time of Essence

Time is of the essence of this Agreement.

8.5	Public Announcements

No Party shall issue any press release or otherwise make written public statements with respect to the Arrangement or this Agreement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed). Rio Alto shall not make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with Tahoe, and Tahoe shall not make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with Rio Alto, provided, however, that the foregoing shall be subject to each Party’;s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making the disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing, and provided further, however, that, except as otherwise required by Section 5.1, Rio Alto shall have no obligation to obtain the consent of or consult with Tahoe prior to any press release, public statement, disclosure or filing by Rio Alto with regard to an Acquisition Proposal or a Change of Recommendation.

8.6	Governing Law; Attornment; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

8.7	Entire Agreement

This Agreement constitutes, together with the Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter thereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

8.8	Amendment

(a)          This Agreement may, at any time and from time to time before or after the holding of the Rio Alto Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Rio Alto Shareholders, and any such amendment may, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(iii)

waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties, provided, however, that no such amendment may reduce or materially affect the Consideration to be received by the Rio Alto Shareholders under the Arrangement without their approval at the Rio Alto Meeting or, following the Rio Alto Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

(b)          Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

8.9	Waiver and Modifications

Either Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Party (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Party hereto or (d) waive the fulfillment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at Law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.10	Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Arrangement.

8.11	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, the Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

8.12	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.13	Injunctive Relief

Subject to Section 5.2(d), the Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at Law. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

8.14	No Personal Liability

(a)          No director, officer or employee of Tahoe will have any personal liability to Rio Alto under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of Tahoe.

(b)          No director, officer or employee of Rio Alto will have any personal liability to Tahoe under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of Rio Alto.

8.15	Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[Remainder of page has been left intentionally blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TAHOE RESOURCES INC.

By:	(signed) “C. Kevin McArthur”
Name: C. Kevin McArthur
Title: Vice Chair & CEO

1860927 ALBERTA LTD.

By:	(signed) “Kenneth F. Williamson”
Name: Kenneth F. Williamson
Title: Director

RIO ALTO MINING LIMITED

By:	(signed) “Alexander Black”
Name: Alexander Black
Title: President & CEO

SCHEDULE A

     FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193
THE BUSINESS CORPORATIONS ACT (ALBERTA)

     Article 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“ABCA” means the Business Corporations Act (Alberta) including all regulations made thereunder;

(b)	“AmalCo” has the meaning specified in Section 3.1(b)(x);

(c)	“Arrangement” means the arrangement under the provisions of Section 193 of the ABCA, on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.8 of the Arrangement Agreement or Article 7 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Rio Alto and Tahoe, each acting reasonably;

(d)	“Arrangement Agreement” means the arrangement agreement made as of February 9, 2015 between Tahoe, 1860927 Alberta Ltd. and Rio Alto, including the schedules thereto, as the same may be supplemented or amended from time to time in accordance with its terms;

(e)	“Arrangement Resolution” means the special resolution of the Rio Alto Shareholders approving the Arrangement to be considered at the Rio Alto Meeting;

(f)	“Articles of Arrangement” means the articles of arrangement of Rio Alto in respect of the Arrangement, to be filed with the Registrar after the Final Order is made;

(g)	“Business Day ” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia, Calgary, Alberta or in Toronto, Ontario are authorized or required by applicable Law to be closed;

(h)

“Canadian Resident” means a beneficial owner of Rio Alto Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt Person);

(i)	“Consideration” means pursuant to the Plan of Arrangement, in respect of each Rio Alto Share, 0.227 of a Tahoe Share and $0.001 in cash;

(j)	“Court” means the Court of Queen’s Bench of Alberta;

(k)	“CRA” means the Canada Revenue Agency;

(l)

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Rio Alto Shares for the Consideration in connection with the Arrangement;

(a)	“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

(b)

“Dissenting Rio Alto Shareholder” means a registered holder of Rio Alto Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(c)	“Dissenting Shares” means the Rio Alto Shares held by Dissenting Rio Alto Shareholders in respect of which such Dissenting Rio Alto Shareholders have given Notice of Dissent;

(d)

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate giving effect to the Arrangement as issued by the Registrar pursuant to Section 193(11) of the ABCA;

(e)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Rio Alto and Tahoe may agree upon in writing;

(f)	“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non- Resident;

(g)

“Eligible Non-Resident” means a beneficial owner of Rio Alto Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention and whose Rio Alto Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act, or a partnership any member of which is not, and is not deemed to be resident of Canada for the purposes of the Tax Act and whose Rio Alto Shares are “taxable Canadian property” and not “treaty-protected property,” in each case as defined by the Tax Act.

(h)	“Fair Market Value” with reference to:

(i)	a Rio Alto Share means the amount that is the closing price of the Rio Alto Shares on the TSX on the last trading day immediately before the Effective Time;

(ii)	a Tahoe Share means the amount that is the closing price of the Tahoe Shares on the TSX on the first trading day immediately after the Effective Time.

(i)

“Final Order” means the final order of the Court approving the Arrangement, in a form acceptable to Rio Alto and Tahoe, each acting reasonably, granted pursuant to Section 193(9) of the ABCA, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Rio Alto and Tahoe, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Rio Alto and Tahoe, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

(j)	“Former Rio Alto Shareholders” means the holders of Rio Alto Shares immediately prior to the Effective Time;

(k)

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including any stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

(l)

“holder”, when used with reference to any securities of Rio Alto, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of Rio Alto in respect of such securities;

(m)

“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.2(a) of the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued and the Replacement Options deemed to be issued pursuant to the Arrangement, in a form acceptable to Rio Alto and Tahoe, each acting reasonably, providing for, among other things, the calling and holding of the Rio Alto Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Rio Alto and Tahoe, each acting reasonably;

(n)

“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind and adverse claim;

(o)

“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Rio Alto Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(p)

“Plan of Arrangement” means this plan of arrangement, including any appendices hereto, and any amendments, modifications or supplements hereto made from time to time in accordance with the terms hereof or made at the direction of the Court in the Final Order, with the consent of Rio Alto and Tahoe, each acting reasonably;

(q)	“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

(r)

“Replacement Options” shall mean the options that will be deemed to be exchanged by Tahoe for Rio Alto Options and SGC Options upon completion of the Arrangement pursuant to Section 3.1 of this Plan of Arrangement;

(s)	“Rio Alto” means Rio Alto Mining Limited, a corporation incorporated under the laws of the Province of Alberta;

(t)	“Rio Alto Letter of Transmittal” means the letter of transmittal to be delivered by Rio Alto to the Rio Alto Shareholders providing for the delivery of Rio Alto Shares to the Depositary;

(u)

“Rio Alto Meeting” means the special meeting of the Rio Alto Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(v)	“Rio Alto Option” means an option to acquire a Rio Alto Share granted pursuant to the Rio Alto Option Plan which are outstanding and unexercised, whether or not vested;

(w)

“Rio Alto Option In-The-Money-Amount” in respect of a Rio Alto Option means the amount, if any, by which the total Fair Market Value of the Rio Alto Shares that a holder is entitled to acquire on exercise of the Rio Alto Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Rio Alto Shares;

(x)	“Rio Alto Option Plan ” means the stock option plan of Rio Alto last approved by the Rio Alto Shareholders on May 12, 2014;

(a)	“Rio Alto Optionholder” means a holder of one or more Rio Alto Options;

(b)	“Rio Alto Shareholder” means a holder of one or more Rio Alto Shares;

(c)

“Rio Alto Shareholder Rights Plan” means the Rio Alto Shareholder Rights Plan Agreement dated as of August 26, 2010, as approved by Rio Alto Shareholders on May 31, 2013, made between Rio Alto and Olympia Trust Company;

(d)	“Rio Alto Shares” means the common shares in the capital of Rio Alto;

(e)	“Rio Alto Warrantholder” means a holder of one or more Rio Alto Warrants;

(f)

“Rio Alto Warrants” means the replacement common share purchase warrants of Rio Alto issued in August 2014 in connection with the SGC Acquisition, each currently exercisable to purchase one Rio Alto Share at a price of $2.39 until April 12, 2015;

(a)	“Section 85 Election” shall have the meaning ascribed thereto in subsection 3.2(c) hereof;

(b)	“Section 85 Election Information” shall have the meaning ascribed thereto in subsection 3.2(c) hereof;

(c)	“SGC Option” means an option to acquire Rio Alto Shares granted pursuant to the SGC Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

(d)

“SGC Option In-The-Money-Amount” in respect of a SGC Option means the amount, if any, by which the total Fair Market Value of the Rio Alto Shares that a holder is entitled to acquire on exercise of the SGC Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Rio Alto Shares;

(e)	“SGC Option Plan” means the stock option plan of SGC last approved by the shareholders of SGC on October 6, 2011;

(f)	“Subco” means 1860927 Alberta Ltd., a wholly-owned Alberta subsidiary of Tahoe;

(g)	“Tahoe” means Tahoe Resources Inc., a corporation incorporated under the laws of the Province of British Columbia;

(h)

“Tahoe Option In -The-Money Amount” in respect of a Rio Alto Option or SGC Option means the amount, if any, by which the total Fair Market Value of the Tahoe Shares that a holder is entitled to acquire on exercise of the Rio Alto Option or SGC Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Tahoe Shares;

(i)	“Tahoe Shares ” means common shares in the capital of Tahoe;

(a)	“Tax Act” means the Income Tax Act (Canada) including all regulations thereunder;

(b)	“Tax Election Deadline” shall have the meaning ascribed thereto in subsection 3.2(c) hereof;

(c)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(d)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

(e)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the ABCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the ABCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3	Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Article 2
EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon Tahoe, Rio Alto, the Rio Alto Shareholders, the Rio Alto Optionholders, the SGC Optionholders and the Rio Alto Warrantholders.

  Article 3
ARRANGEMENT

3.1	The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by Rio Alto, Tahoe or any other person:

(a)

the rights issued under the Rio Alto Shareholder Rights Plan shall be cancelled, without any payment or other consideration to the Rio Alto Shareholders, and the Rio Alto Shareholder Rights Plan shall terminate and cease to have any further force or effect;

(b)	Following the step in Section 3.1(a):

(i)

each Rio Alto Share held by a Dissenting Rio Alto Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Tahoe and Tahoe shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register of Rio Alto as a holder of Rio Alto Shares and Tahoe shall be recorded as the registered holder of the Rio Alto Shares so transferred and shall be deemed to be the legal owner of such Rio Alto Shares;

(ii)

each issued Rio Alto Share held by a Former Rio Alto Shareholder (other than a Dissenting Rio Alto Shareholder or Tahoe or any subsidiary of Tahoe) shall be transferred to Tahoe (free and clear of any Liens) and in consideration therefor Tahoe shall issue Tahoe Shares on the basis of 0.227 of a fully paid and non- assessable Tahoe Share and $0.001 in cash for each Rio Alto Share, subject to Section 3.3 and Article 5 hereof;

(iii)	at the same time as the steps in Sections 3.1(b)(i) and 3.1(b)(ii), with respect to each Rio Alto Share,

A.

the holder thereof will cease to be the holder thereof or to have any rights as a holder in respect of such Rio Alto Share and the name of the holder thereof will be removed from the central securities register of Rio Alto with respect to such Rio Alto Share;

B.

legal and beneficial title to such Rio Alto Share will vest in Tahoe and Tahoe will be and be deemed to be the transferee and legal and beneficial owner of such Rio Alto Share (free and clear of any Liens) and will be entered in the central securities register of Rio Alto as the sole holder thereof;

(iv)

all Rio Alto Options shall vest and in accordance with the terms of the Rio Alto Options, each outstanding Rio Alto Option shall, without any further action on the part of any holder of a Rio Alto Option, be deemed to have been exchanged for an option entitling the holder to receive, upon the due exercise of such Rio Alto Option (including without limitation, payment of the exercise price thereof), in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, the number of Tahoe Shares equal to the product of: (A) the number of Rio Alto Shares subject to the Rio Alto Option immediately before the Effective Time, and (B) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash, provided that if the foregoing would result in the issuance of a fraction of a Tahoe Share on any particular exercise of a Rio Alto Option, then the number of Tahoe Shares otherwise issued shall be rounded down to the nearest whole number of Tahoe Shares. The exercise price per Tahoe Share subject to any such Rio Alto Option shall be an amount equal to the quotient of (A) the exercise price per Rio Alto Share subject to such Rio Alto Option immediately prior to the Effective Time divided by (B) 0.227 plus such portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash (provided that the aggregate exercise price payable on any particular exercise of Rio Alto Options shall be rounded up to the nearest whole cent). Subject to the foregoing, each Rio Alto Option shall continue to be governed by and be subject to the terms of the Rio Alto Option Plan, subject to any supplemental exercise documents issued by Tahoe to holders of Rio Alto Options to facilitate the exercise of the Rio Alto Option and the payment of the corresponding portion of the exercise price with each of them. Each Rio Alto Option will remain exercisable for a period of one year from the date on which the holder of such options with Rio Alto is terminated in connection with the Arrangement, being the exercise period provided for in the Rio Alto Option Plan;

If the adjustment to the Rio Alto Options contemplated by this paragraph results in a disposition of Rio Alto Options for options to acquire Tahoe Shares or “new” Rio Alto Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Therefore, in the event that the Tahoe Option In-The-Money Amount in respect of a Rio Alto Option exceeds Rio Alto Option In- The-Money Amount in respect of the Rio Alto Option, the number of Tahoe Shares which may be acquired on exercise of the Rio Alto Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount in respect of the Rio Alto Option does not exceed Rio Alto Option In-The-Money Amount in respect of the Rio Alto Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged;

(v)

in accordance with the terms of the SGC Options, each outstanding SGC Option shall, without any further action on the part of any holder of an SGC Option, be deemed to have been exchanged for an option entitling the holder to receive, upon the due exercise of such SGC Option (including without limitation, payment of the exercise price thereof), in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, the number of Tahoe Shares equal to the product of: (A) the number of Rio Alto Shares subject to the SGC Option immediately before the Effective Time, and (B) 0.227 plus the portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash, provided that if the foregoing would result in the issuance of a fraction of a Tahoe Share on any particular exercise of a SGC Option, then the number of Tahoe Shares otherwise issued shall be rounded down to the nearest whole number of Tahoe Shares. The exercise price per Tahoe Share subject to any such SGC Option shall be an amount equal to the quotient of (A) the exercise price per Rio Alto Share subject to such SGC Option immediately prior to the Effective Time divided by (B) 0.227 plus such portion of a Tahoe Share that, immediately prior to the Effective Time, has a fair market value equal to $0.001 cash (provided that the aggregate exercise price payable on any particular exercise of SGC Options shall be rounded up to the nearest whole cent). Subject to the foregoing, each SGC Option shall continue to be governed by and be subject to the terms of the SGC Option Plan, subject to any supplemental exercise documents issued by Tahoe to holders of SGC Options to facilitate the exercise of the SGC Option and the payment of the corresponding portion of the exercise price with each of them.

If the adjustment to the SGC Options contemplated by this paragraph results in a disposition of SGC Options for options to acquire Tahoe Shares or “new” SGC Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Therefore, in the event that the Tahoe Option In-The-Money Amount in respect of a SGC Option exceeds SGC Option In- The-Money Amount in respect of the SGC Option, the number of Tahoe Shares which may be acquired on exercise of the SGC Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount in respect of the SGC Option does not exceed SGC Option In-The-Money Amount in respect of the SGC Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged; and

(vi)

each holder of each Rio Alto Option, SGC Option and Rio Alto Share, with respect to each step set out above applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Rio Alto Option, SGC Option and Rio Alto Share, as the case may be, in accordance with such step;

(vii)

each Rio Alto Share held by Tahoe shall be transferred to Subco in consideration of the issue by Subco to Tahoe of one common share of Subco for each Rio Alto Share so transferred, and the amount added to the stated capital of the Subco common shares will be equal to the paid up capital (as such term is defined in the Tax Act) of the Rio Alto Shares so transferred;

(viii)	the stated capital in respect of the Rio Alto Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(ix)	Rio Alto will file an election with the CRA to cease to be a public corporation for the purposes of the Tax Act;

(x)	Rio Alto and Subco shall amalgamate to continue as one corporation (“Amalco”) under Section 184(1) of the ABCA;

(xi)	from and after the Effective Date:

A.	Amalco will continue to be liable for all of the liabilities and obligations of Rio Alto and Subco;

B.

all rights, contracts, permits and interests of Rio Alto and Subco will continue as rights, contracts, permits and interests of Amalco as if Rio Alto and Subco continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Rio Alto or Subco under any such rights, contacts, permits and interests;

C.	any existing cause of action, claim or liability prosecution will be unaffected;

D.	a civil, criminal or administrative action or proceeding pending by or against either Subco or Rio Alto may be continued by or against Amalco;

E.	a conviction against, or ruling, order or judgement in favour of or against either Rio Alto or Subco may be enforced by or against Amalco;

F.	the name of Amalco shall be “Rio Alto Mining Limited”;

G.	Amalco shall be authorized to issue an unlimited number of common shares without par value;

H.	the articles of Amalco shall be substantially in the form of Subco’s articles;

I.	the first directors of Amalco following the amalgamation shall be the directors of Subco; and

J.

Amalco will own and hold all property of the Rio Alto and Subco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Rio Alto and Subco, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it.

3.2	Post Effective Time Procedures

(a)          Following the receipt of the Final Order and prior to the Effective Date, Tahoe shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates representing the Tahoe Shares required to be issued to Former Rio Alto Shareholders and the requisite cash required to be paid to Former Rio Alto Shareholders, each in accordance with the provisions of Section 3.1(b) hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Rio Alto Shareholders for distribution to such Former Rio Alto Shareholders in accordance with the provisions of Article 5 hereof.

(b)          Subject to the provisions of Article 5 hereof, and upon return of a properly completed Rio Alto Letter of Transmittal by a registered Former Rio Alto Shareholder together with certificates representing Rio Alto Shares and such other documents as the Depositary may require, Former Rio Alto Shareholders shall be entitled to receive delivery of the certificates representing the Tahoe Shares and a cheque representing the net cash payment to which they are entitled pursuant to Section 3.1(b) hereof.

(c)          An Eligible Holder whose Rio Alto Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax Law) (a “Section 85 Election”), with respect to the exchange by providing the tax election information contained in the tax instruction letter to be provided by Tahoe, including the number of Rio Alto shares transferred, the transferred properties’ cost base, the applicable agreed amounts for the purposes of such election and other information necessary to complete the Section 85 Election (the “Section 85 Election Information”), to an appointed representative, as directed by Tahoe, within 60 days after the Effective Date (the “Tax Election Deadline”). Tahoe shall, within 60 days after the Tax Election Deadline, and subject to the Eligible Holder furnishing Section 85 Election Information that is correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax Law), complete, sign and deliver the Section 85 Election to the Former Rio Alto Shareholder for filing with the CRA (or the applicable provincial tax authority). Each Eligible Holder shall be solely responsible for ensuring the Section 85 Election is completed correctly and filed with the CRA (and any applicable provincial income tax authority) by the filing deadline. Except for the obligation to complete, sign and deliver Section 85 Election forms for which complete and accurate Section 85 Election Information is received on or before the Tax Election Deadline, neither Rio Alto, Tahoe nor any successor corporation shall be responsible for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly or timely submit Section 85 Election Information or file any Section 85 Election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Tahoe or any successor corporation may choose to make a Section 85 Election with an Eligible Holder from whom it receives Section 85 Election Information after the Tax Election Deadline, but will have no obligation to do so.

(d)          Upon receipt of a Rio Alto Letter of Transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Tahoe will promptly deliver a tax instruction letter to the Eligible Holder. A tax instruction letter may also be obtained on Tahoe’s website at www.tahoeresourcesinc.com on or around the Effective Date.

3.3	No Fractional Tahoe Shares

In no event shall any holder of Rio Alto Shares be entitled to a fractional Tahoe Share. Where the aggregate number of Tahoe Shares to be issued to a Rio Alto Shareholder as consideration under or as a result of this Arrangement would result in a fraction of a Tahoe Share being issuable, the number of Tahoe Shares to be received by such Securityholder shall be rounded down to the nearest whole number of Tahoe Shares (with fractions equal to exactly 0.5 being rounded up) and no former Rio Alto Shareholder will be entitled to any compensation in respect of a fractional Tahoe Share.

3.4	No Fractional Cash Consideration

Any cash consideration owing to a Former Rio Alto Shareholder shall be rounded up to the next whole cent.

3.5	U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code and this Plan of Agreement and the Arrangement Agreement are intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code for purposes of Sections 354 and 361 of the Code.

     Article 4
WARRANTS

4.1	Rio Alto Warrants

In accordance with the terms of the Rio Alto Warrants, each holder of a Rio Alto Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder's Rio Alto Warrant, in lieu of Rio Alto Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Tahoe Shares and cash which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Rio Alto Shares to which such holder would have been entitled if such holder had exercised such holder's Rio Alto Warrants immediately prior to the Effective Time. Each Rio Alto Warrant shall continue to be governed by and be subject to the terms of the applicable Rio Alto Warrant certificate, subject to any supplemental exercise documents issued by Tahoe to holders of Rio Alto Warrants to facilitate the exercise of the Warrants and the payment of the corresponding portion of the exercise price with each them.

 Article 5
DISSENT RIGHTS

5.1	Rights of Dissent

Pursuant to the Interim Order, each registered Rio Alto Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 191 of the ABCA as modified by this Article 6 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 191 of the ABCA must be sent to and received by Rio Alto at or before the Rio Alto Meeting or any date to which the Rio Alto Meeting may be postponed or adjourned. Rio Alto Shareholders who duly exercise such rights of dissent and who: (a) are ultimately determined to be entitled to be paid fair value from Tahoe, for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to Tahoe pursuant to Section 3.1(b)(i) in consideration of such fair value; or (b) are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Rio Alto Shareholder who has not exercised Dissent Rights, as at and from the time specified in Section 3.1(b)(i), and be entitled to receive only the consideration set forth in Section 3.1(b)(ii);

but in no case will Rio Alto or Tahoe or any other person be required to recognize such holders as holders of Rio Alto Shares after the completion of the steps set forth in Section 3.1(b), and each Dissenting Rio Alto Shareholder will cease to be entitled to the rights of a Rio Alto Shareholder in respect of the Rio Alto Shares in relation to which such Dissenting Rio Alto Shareholder has exercised Dissent Rights and the central securities register of Rio Alto will be amended to reflect that such former holder is no longer the holder of such Rio Alto Shares as and from the completion of the steps in Section 3.1(b) .

Article 6
CERTIFICATES AND PAYMENTS

6.1	Payment of Consideration

(a)          As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Rio Alto Shares that were transferred under Section 3.1(b), together with a duly completed Rio Alto Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the ABCA, the Securities Transfer Act (Alberta) and the articles of Rio Alto after giving effect to Section 3.1(b) the former holder of such Rio Alto Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or, if requested by such former holder in the Rio Alto Letter of Transmittal, make available for pick up at its offices during normal business hours, the Consideration, comprised of a certificate representing the Tahoe Shares and a cheque representing the net cash payment that such holder is entitled to receive in accordance with Section 3.1(b) hereof, less any amounts withheld pursuant to Section 5.4.

(b)          Subject to Section 6.3, until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Rio Alto Shares will be deemed after the time described in Section 3.1(b) to represent only the right to receive from the Depositary upon such surrender the Consideration, comprised of a certificate representing the Tahoe Shares and a cash payment that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 5.4

(c)          Rio Alto and Tahoe will cause the Depositary, as soon as a Former Rio Alto Shareholder becomes entitled to the Consideration in accordance with Section 3.1(b), to:

(i)	forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Rio Alto Letter of Transmittal;

(ii)	if requested by such former holder in the Rio Alto Letter of Transmittal make available at the offices of the Depositary specified in the Rio Alto Letter of Transmittal; or

(iii)

if the Rio Alto Letter of Transmittal neither specifies an address as described in Section 5. 1(c)(i) nor contains a request as described in Section 5.1(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of Rio Alto immediately prior to the Effective Time;

a certificate representing the Tahoe Shares and a cheque representing the net cash payment payable to such Former Rio Alto Shareholder in accordance with the provisions hereof.

(d)          No holder of Rio Alto Shares, Rio Alto Options, SGC Options or Rio Alto Warrants, shall be entitled to receive any consideration or entitlement with respect to such Rio Alto Shares, Rio Alto Options, SGC Options or Rio Alto Warrants, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 6.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

6.2	Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Rio Alto Shares that were acquired by Tahoe or Rio Alto pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Rio Alto Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, the Consideration, comprised of a certificate representing the Tahoe Shares and a cheque representing the cash consideration which the former holder of such Rio Alto Shares is entitled to receive pursuant to Section 3.1 hereof in accordance with such holder’s Rio Alto Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Rio Alto Shares will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Rio Alto, Tahoe and the Depositary in such sum as Tahoe may direct or otherwise indemnify Rio Alto and Tahoe in a manner satisfactory to Rio Alto and Tahoe against any claim that may be made against Rio Alto or Tahoe with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3	Extinction of Rights

If any Former Rio Alto Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 6.1 or Section 6.2 in order for such Former Rio Alto Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Tahoe or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Rio Alto Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Tahoe and will be cancelled. Neither Rio Alto nor Tahoe, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Rio Alto or Tahoe or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

6.4	Withholding Rights

Subject to the provisions of any applicable income tax treaty between Canada and the country where the recipient is resident, Rio Alto, Tahoe and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Rio Alto Shareholder under this Plan of Arrangement (including any payment to Dissenting Rio Alto Shareholders) such amounts as Rio Alto, Tahoe or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the Tax Code and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law as counsel may advise is required to be so deducted and withheld by Rio Alto, Tahoe or the Depositary, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of Rio Alto, Tahoe or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Rio Alto Shares to which any such person may otherwise be entitled under this Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

6.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

6.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Rio Alto Shares, Rio Alto Warrants and Rio Alto Options issued prior to the Effective Time, (b) the rights and obligations of the Rio Alto Shareholders, Rio Alto, Tahoe, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Rio Alto Shares, Rio Alto Warrants and Rio Alto Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

  Article 7
AMENDMENTS

7.1	Amendments to Plan of Arrangement

(a)           Rio Alto reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Tahoe, (iii) filed with the Court and, if made following the Rio Alto Meeting, approved by the Court and (iv) communicated to or approved by the Rio Alto Shareholders if and as required by the Court.

(b)          Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Rio Alto at any time prior to the Rio Alto Meeting (provided that Tahoe has consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Rio Alto Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)          Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Rio Alto Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of Rio Alto and Tahoe and (ii) if required by the Court or applicable Law, is consented to by Rio Alto Shareholders voting in the manner directed by the Court.

(d)          Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Tahoe provided that it concerns a matter which, in the reasonable opinion of Tahoe, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former Rio Alto Shareholder.

(e) Tahoe shall be entitled to propose an amendment, modification or supplement to this Plan of Arrangement at any time prior to the Effective Time and, unless such proposal shall be adverse to the financial or economic interests of any Rio Alto Shareholder, Rio Alto shall propose and implement such amendment, modification or supplement in accordance with the process described in paragraphs (a) to (c) of this Section 7.1, as may be applicable.

 Article 8
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Rio Alto and Tahoe will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

     SCHEDULE B
ARRANGEMENT RESOLUTION

RESOLUTION OF THE SHAREHOLDERS
OF RIO ALTO MINING LIMITED (the “Company”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.          The arrangement (as it may be modified or amended, the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) involving Rio Alto and its shareholders, all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Appendix A to the Management Information Circular of Rio Alto dated , 2015 (the “Information Circular”), is hereby authorized, approved and agreed to.

B.          The Arrangement Agreement dated as of February 9, 2015 between the Company, 1860927 Alberta Ltd. and Tahoe Resources Inc., as it may be amended from time to time (the “Arrangement Agreement”), the actions of the directors of Rio Alto in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of Rio Alto in executing and delivering the Arrangement Agreement and causing the performance by Rio Alto of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

C.          Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of Rio Alto or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of Rio Alto are hereby authorized and empowered without further approval of any shareholders of Rio Alto (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

D.          Any one director or officer of Rio Alto is hereby authorized, empowered and instructed, acting for, in the name and on behalf of Rio Alto, to execute or cause to be executed, under the seal of Rio Alto or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

B-1

     SCHEDULE C
ARRANGEMENT RESOLUTION

     RESOLUTION OF THE SHAREHOLDERS
OF TAHOE RESOURCES INC. (the “Company”)

The text of the Share Issuance Resolution which the shareholders of the Company will be asked to pass in writing or at the Tahoe Meeting is as follows: BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.          The Company is hereby authorized to issue such number of common shares in the capital of the Company as is necessary to allow the Company to acquire 100% ownership of Rio Alto Mining Limited (“Rio Alto”) pursuant to an arrangement transaction (the “Arrangement”) in accordance with an arrangement agreement dated as of February 9, 2015 between Rio Alto, 1860927 Alberta Ltd. and the Company, as it may be amended from time to time (the “Arrangement Agreement”), as more particularly described in the Company’s management information circular and accompanying joint management information circular supplement dated , 2015 (the “Circular”), including, but not limited to, the issuance of common shares in the capital of the Company upon the exercise of warrants of Rio Alto, the issuance of common shares in the capital of the Company upon the exercise of replacement options of the Company issued in exchange for options of Rio Alto and the issuance of common shares in the capital of the Company for any other matters contemplated by or related to the Arrangement (as the Arrangement may be, or may have been, modified or amended in accordance with its terms).

B.          The Company is hereby further authorized to issue such number of common shares in the capital of the Company as is necessary to meet its obligations to Rio Alto as contemplated in the Arrangement Agreement.

C           Notwithstanding that this resolution has been duly passed by the holders of the common shares of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of the Company; and

D.          The directors and officers of the Company or any one or more of them be and they are hereby authorized to do such things as may be necessary or desirable to accomplish the foregoing.

C-1